File No. 812-14487

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Transamerica Financial Life Insurance Company

Transamerica Advisors Life Insurance Company

Merrill Lynch Life Variable Annuity Separate Account D

ML of New York Variable Annuity Separate Account D

4333 Edgewood Road NE

Cedar Rapids, IA 52499

Please send all communications, notices and order to:

Alison C. Ryan Transamerica	Lea Anne Copenhefer Morgan, Lewis & Bockius LLP
1150 South Olive Street, T-27-01 Los Angeles, CA 90015	One Federal Street Boston, MA 02110

As filed with the U.S. Securities and Exchange Commission on July 1, 2016

Page 1 of 72 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Transamerica Advisors Life Insurance Company

        Merrill Lynch Life Variable Annuity Separate Account D

Transamerica Financial Life Insurance Company

        ML of New York Variable Annuity Separate Account D

File No. 812 - 14487

Second Amended and Restated Application for an Order of Approval Pursuant to Section 26(c) of the Investment Company Act of 1940

I.	INTRODUCTION

Transamerica Advisors Life Insurance Company (“TALIC”) and its Merrill Lynch Life Variable Annuity Separate Account D and Transamerica Financial Life Insurance Company (“TFLIC” and together with TALIC, the “Insurance Companies”) and its ML of New York Variable Annuity Separate Account D hereby apply for an Order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain series of Transamerica Series Trust for shares of a comparable series of an unaffiliated registered investment company (the “Substitutions”), in each case held by both of Merrill Lynch Life Variable Annuity Separate Account D and ML of New York Variable Annuity Separate Account D (together, the “Separate Accounts”), to fund certain group and individual variable annuity contracts (“Contracts”) issued by the Insurance Companies. The Insurance Companies and the Separate Accounts are referred to herein collectively as the “Applicants.”

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	Insurance Companies

1.	Transamerica Advisors Life Insurance Company

TALIC is a life insurance company engaged primarily in the sale of insurance products. TALIC was incorporated under the laws of the State of Washington on January 27, 1986 and re-domesticated to the State of Arkansas on August 31, 1991. TALIC is currently subject to primary regulation by the Arkansas Insurance Department. Prior to July 1, 2010, TALIC was known as Merrill Lynch Life Insurance Company. TALIC is currently licensed in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, and Guam. TALIC is a direct wholly-owned subsidiary of AEGON USA, Inc., which is an indirect wholly-owned subsidiary of AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TALIC is the depositor of Merrill Lynch Life Variable Annuity Separate Account D, a separate account that is registered with the Commission as a unit investment trust.

2.	Transamerica Financial Life Insurance Company

TFLIC is a stock life insurance company engaged primarily in the sale of insurance products. TFLIC was incorporated under the laws of the State of New York on October 3, 1947. TFLIC is licensed in all states and the District of Columbia. TFLIC is a wholly-owned indirect subsidiary of Transamerica Corporation which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of Transamerica Corporation is indirectly owned by AEGON N.V., a Netherlands corporation, and a publicly traded international insurance group. AEGON N.V. conducts its business through subsidiary companies engaged primarily in the insurance business.

TFLIC is the depositor of ML of New York Variable Annuity Separate Account D, a separate account that is registered with the Commission as a unit investment trust.

B.	The Separate Accounts

1.	Merrill Lynch Life Variable Annuity Separate Account D

Merrill Lynch Life Variable Annuity Separate Account D was established as a segregated account under Arkansas law on June 21, 2002. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the Securities Act of 1933 (the “1933 Act”) (File Nos. 333-119364 and 333-91098/811-21127).

Merrill Lynch Life Variable Annuity Separate Account D is currently divided into 43 sub-accounts, all of which currently reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, Merrill Lynch Life Variable Annuity Separate Account D may own more than 5% of such investment company). Merrill Lynch Life Variable Annuity Separate Account D is administered and accounted for as part of the general business of TALIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TALIC.

2.	ML of New York Variable Annuity Separate Account D

ML of New York Variable Annuity Separate Account D was established as a segregated account under New York law on July 23, 2002. The Separate Account is registered with the Commission as a unit investment trust under the 1940 Act and is a “separate account” as defined by Rule 0-1(e) under the 1940 Act. Security interests under the Contracts have been registered under the 1933 Act (File Nos. 333-197167 and 333-197164/811-21176).

ML of New York Variable Annuity Separate Account D is currently divided into 95 sub-accounts, five of which reflect the investment performance of a corresponding series of Transamerica Series Trust and 90 of which reflect the performance of registered investment companies managed by advisers that are not affiliated with the Separate Account (except, that, in some instances, ML of New York Variable Annuity Separate Account D may own more than 5% of such investment company). ML of New York Variable Annuity Separate Account D is administered and accounted for as part of the general business of TFLIC, and the income, gains or losses of the Separate Account are credited to or charged against the assets of the Separate Account in accordance with the terms of the Contracts, without regard to the income, gains or losses of TFLIC.

C.	The Investment Company

1.	Transamerica Series Trust

Transamerica Series Trust is an open-end management investment company registered under the 1940 Act and its shares are registered under the 1933 Act (File Nos. 033-00507 and 811-04419). It is a series registered open-end management investment company as defined by Rule 18f-2 under the 1940 Act, and a separate series of shares of beneficial interest is issued in connection with each series. The Trust was organized as a Delaware statutory trust on April 21, 2005. The Trust is the successor to a corporation formed under the laws of the State of Maryland in 1985. Prior to May 1, 2008 the Trust’s name was AEGON/Transamerica Series Trust. Transamerica Series Trust currently offers 58 series. The proposed Substitutions discussed in this Application involve eight of those series.

Transamerica Series Trust is intended to be sold to the separate accounts of life insurance companies to fund benefits under variable life policies or variable annuity contracts issued by TALIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, Transamerica Life Insurance Company (“TLIC”), Monumental Life Insurance Company, and Transamerica Premier Life Insurance Company (“TPLIC”), and to certain affiliated asset allocation funds structured as funds of funds (collectively, the “Asset Allocation Portfolios”). As such, TALIC, TFLIC, Western Reserve Life Assurance Co. of Ohio, TLIC, Monumental Life Insurance Company, TPLIC, and the Asset Allocation Portfolios are the only shareholders of the series offered by Transamerica Series Trust. Shares may be offered to other life insurance companies in the future.

Transamerica Asset Management, Inc., a Florida corporation (“TAM”), is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment manager to each portfolio series of the Transamerica Series Trust. TAM supervises each respective series’ investments and conducts its investment program and provides supervisory, compliance and administrative services to the portfolios. TAM currently acts as a “manager of managers” and hires sub-advisers to furnish day-to-day investment advice and recommendations. TAM may, in the future, determine to provide the day-to-day management of any such series without the use of a sub-adviser. When acting as a manager of managers, TAM provides investment management services that include, without limitation, the design and development of each series and its investment strategy and the ongoing review and evaluation of that investment strategy including recommending changes in strategy where it believes appropriate or advisable; the selection of one or more sub-advisers for each series employing a combination of quantitative and qualitative screens, research, analysis and due diligence; oversight and monitoring of sub-advisers and recommending changes to sub-advisers where it believes appropriate or advisable; recommending series combinations and liquidations where it believes appropriate or advisable; regular supervision of the series’ investments; regular review and evaluation of sub-adviser performance; daily monitoring of the sub-advisers’ buying and selling of securities for the series; regular review of holdings; ongoing trade oversight and analysis; regular monitoring to ensure adherence to investment process; risk management oversight and analysis; design, development, implementation and regular monitoring of the valuation process; design, development, implementation and regular monitoring of the compliance process; review of proxies voted by sub-advisers; oversight of preparation, and review, of materials for meetings of the series’ Board, participation in these meetings and preparation of regular communications with the Board; oversight of preparation, and review, of prospectuses, shareholder reports and other disclosure materials and regulatory filings for the series; oversight of other service providers to the series, such as the custodian, the transfer agent, the series’ independent accounting firm and legal counsel; supervision of the performance of recordkeeping and shareholder relations functions for the series; and ongoing cash management services. TAM uses a variety of quantitative and qualitative tools to carry out its investment management services.

TAM’s investment management services also include the provision of supervisory and administrative services to each portfolio. These services include performing certain administrative services for the portfolios and supervising and overseeing the administrative, clerical, recordkeeping and bookkeeping services provided to the portfolios by State Street Bank and Trust Company, to whom TAM has outsourced the provision of such services; to the extent agreed upon by TAM and the portfolios from time to time, monitoring and verifying the custodian’s daily calculation of net asset values; shareholder relations functions; compliance services; valuation services; assisting in due diligence and in oversight and monitoring of certain activities of sub-advisers and certain aspects of portfolio investments; assisting with portfolio combinations and liquidations; oversight of the preparation and filing, and review, of all returns and reports, in connection with federal, state and local taxes; oversight and review of regulatory reporting; supervising and coordinating the portfolios’ custodian and dividend disbursing agent and monitoring their services to the portfolios; assisting the portfolios in preparing reports to shareholders; acting as liaison with the portfolios’ independent public accountants and providing, upon request, analyses, fiscal year summaries and other audit related services; assisting in the preparation of agendas and supporting documents for and minutes of meetings of Trustees and committees of Trustees; assisting in the preparation of regular communications with the Trustees; and providing personnel and office space, telephones and other office equipment as necessary in order for TAM to perform supervisory and administrative services to the portfolios.

TAM is an affiliate of the Insurance Companies. TAM is directly owned by TPLIC (77%) and AUSA Holding, LLC (“AUSA”) (23%), both of which are indirect, wholly-owned subsidiaries of AEGON N.V. TPLIC is wholly owned by Commonwealth General Corporation (“Commonwealth”). Commonwealth and AUSA are wholly owned by Transamerica Corporation. Transamerica Corporation is wholly owned by The Aegon Trust, which is wholly owned by Aegon International B.V. Aegon International B.V. is wholly owned by AEGON N.V.

Transamerica Capital, Inc., a California corporation (“TCI”), is registered with the Commission as a broker-dealer. TCI is the distributor of the Contracts and serves as the principal underwriter of Transamerica Series Trust. TCI is an affiliate of the Insurance Companies.

III.	STATEMENT OF ADDITIONAL FACTS

A.	The Proposed Substitutions

Each Insurance Company, on its behalf and on behalf of its Separate Account, proposes to make substitutions of 8 funds (the “Existing Funds”) held in sub-accounts of its Separate Account for certain series of Transamerica Series Trust (the “Replacement Funds”). As a result, both Insurance Companies propose to make a total of 16 Substitutions. The proposed Substitutions, including the specific classes of shares involved, are set forth in the table below.

	Existing Fund	Replacement Fund
1.	AllianzGI NFJ Mid-Cap Value Fund (A)	Transamerica JPMorgan Mid Cap Value VP (Service Class)

2.	American Century Equity Income Fund (A)	Transamerica Barrow Hanley Dividend Focused VP (Service Class)

	Existing Fund	Replacement Fund

3.	American Century Ultra Fund (A)	Transamerica Jennison Growth VP (Service Class)

4.	Columbia Acorn USA (A)	Transamerica T. Rowe Price Small Cap VP (Service Class)

5.	Columbia Acorn International (A)	Transamerica MFS International Equity VP (Initial Class)

6.	Pioneer Emerging Markets Fund (A)	Transamerica TS&W International Equity VP (Service Class)

7.	Templeton Foreign Fund (A)	Transamerica MFS International Equity VP (Initial Class)

8.	Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund) (A)	Transamerica WMC US Growth VP (Service Class)

B.	Description of the Funds

Set forth below is a description of the investment objectives, the principal investment strategies and principal risks of each Existing Fund and its corresponding Replacement Fund. A definition of each risk is set forth in the Glossary of Investment Risks attached hereto as Appendix A. All investment objectives, principal investment strategies and principal risks described below were taken from the Existing Funds’ and the Replacement Funds’ prospectuses, as filed with the Commission. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

Each Replacement Fund has investment objectives and investment strategies that are similar to those of the corresponding Existing Fund, or each Replacement Fund’s underlying portfolio construction and investment results are similar to those of the corresponding Existing Fund. Therefore, the Applicants believe that the fundamental investment objectives, risk and performance expectations of the Contract Owners will continue to be met after the Substitutions.

	Existing Fund	Replacement Fund

1.

AllianzGI NFJ Mid-Cap Value Fund

Investment Objective

The Fund seeks long-term growth of capital and income.

Principal Investment Strategies

The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies with medium market capitalizations. The Fund currently defines medium market capitalization companies as companies with a market capitalization of at least $3 billion and up to the

Transamerica JPMorgan Mid Cap Value VP

Investment Objective

Seeks growth from capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, J.P. Morgan Investment Management Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of mid cap companies. Mid cap companies are companies with market capitalizations equal to those within the universe of the Russell Midcap

Existing Fund	Replacement Fund

largest company held in the Russell Midcap Index. As of June 30, 2015, the largest company held in the Russell Midcap Index had a market capitalization of $28.1 billion. The Fund may continue to hold securities of a portfolio company that subsequently appreciates above the medium market capitalization threshold. Because of this, the Fund may have less than 80% of its net assets in medium market capitalization stocks at any given time. The Fund normally invests significantly in securities that the portfolio managers expect will generate income (for example, by paying dividends). The portfolio managers use a value investing style focusing on companies whose securities the portfolio managers believe are undervalued. The portfolio managers partition the Fund’s selection universe by industry and then identify what they believe to be undervalued securities in each industry to determine potential holdings for the Fund representing a broad range of industry groups. The portfolio managers use quantitative factors to screen the Fund’s selection universe, analyzing factors such as price momentum (i.e., changes in security price relative to changes in overall market prices), earnings estimate revisions (i.e., changes in analysts’ earnings-per-share estimates), and also review and consider fundamental changes. After narrowing the universe through a combination of qualitative analysis and fundamental research, the portfolio managers select securities for the Fund. In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest up to 25% of its assets in non-U.S. securities, including emerging market securities (but without limit in American Depositary Receipts (ADRs)) and may invest up to 20% of its assets in real estate investment trusts (REITs).

Value Index[1] and/or between $1 billion and $20 billion at the time of purchase. As of the date of the last reconstitution of the Russell Midcap Value Index on June 26, 2015, the market capitalizations of the companies in the index ranged from $1.6 billion to $27.5 billion. The portfolio will normally only purchase securities that are traded on registered exchanges or the over-the-counter market in the United States. The portfolio may invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of depositary receipts. The portfolio may also invest up to 15% of its net assets in real estate investment trusts (“REITs”). Maximum weightings in any sector are double that of the benchmark or 25%, whichever is greater.

The sub-adviser may use derivatives, including futures contracts, covered call options, options on futures contracts and stock index futures and options, for the purpose of remaining fully invested, equitizing cash, reducing transaction costs or managing interest rate risk.

[1]         Russell Investment Group is the source and owner of the trademarks, service marks and copyrights related to the Russell indexes. Russell® is a trademark of Russell Investment Group.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Convertible Securities

•    Counterparty

•    Currency

•    Depositary Receipts

•    Derivatives

	Existing Fund	Replacement Fund

Principal Risks

The principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return, are (in alphabetical order after the first four risks):

•    Market Risk

•    Issuer Risk

•    Equity Securities Risk

•    Smaller Company Risk

•    Credit and Counterparty Risk

•    Currency Risk

•    Emerging Markets Risk

•    Focused Investment Risk

•    Liquidity Risk

•    Management Risk

•    Non-U.S. Investment Risk

•    REIT and Real Estate-Related Investment Risk

•    Turnover Risk

• Equity Securities • Focused Investing • Foreign Investments • Legal and Regulatory • Management • Market • Medium Capitalization Companies • Preferred Stock • REITs • Valuation • Value Investing
2.

American Century Equity Income Fund

Investment Objective

The fund seeks current income. Capital appreciation is a secondary objective.

Principal Investment Strategies

The portfolio managers look for equity securities of companies with a favorable income-paying history that have prospects for income payments to continue or increase. The portfolio managers also look for equity securities of companies that they believe are undervalued and have the potential for an increase in price. To identify these undervalued companies, the portfolio managers look for companies with earnings, cash flows and/or assets that may not be reflected in the companies’ stock prices or may be outside the companies’ historical ranges.

The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.

Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets in equity securities regardless of the movement of stock prices generally.

Transamerica Barrow Hanley Dividend Focused VP

Investment Objective

Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.

Principal Investment Strategies

The portfolio’s sub-adviser, Barrow, Hanley, Mewhinney & Strauss, LLC (the “sub-adviser”), deploys an active strategy that seeks large and middle capitalization U.S.-listed stocks, including American Depositary Receipts (“ADRs”), which make up a portfolio that generally exhibits the following value characteristics: price/earnings and price/book ratios at or below the market (S&P 500®) and dividend yields at or above the market. In addition, the sub-adviser considers stocks for the portfolio that not only currently pay a dividend, but also have a consecutive 25-year history of paying cash dividends. The sub-adviser also seeks stocks that have long established histories of dividend increases in an effort to ensure that the growth of the dividend stream of the portfolio’s holdings will be greater than that of the market as a whole.

Existing Fund	Replacement Fund

The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects.

Principal Risks

•    Discontinuance of Dividend Payments

•    Style Risk

•    Convertible Securities Risk

•    Foreign Securities

•    Market Risk

•    Principal Loss

An investment in the fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

The sub-adviser utilizes a conservative orientation based on the belief that above-average returns can be achieved while taking below-average risks. The sub-adviser’s investment approach is based on an underlying philosophy that securities markets are inefficient and that these inefficiencies can be favorably exploited through adherence to a value-oriented investment process dedicated to individual stock selection on a bottom-up basis. Accordingly, the sub-adviser constructs a portfolio of individual stocks, selected on a bottom-up basis, using fundamental analysis. The sub-adviser seeks to identify companies that are undervalued and temporarily out-of-favor for reasons it can identify and understand. The sub-adviser does not attempt to time the market or rotate in and out of broad market sectors, as it believes that it is difficult, if not impossible, to add incremental value on a consistent basis by market timing.

The portfolio will generally consist of 30 to 45 stocks with position sizes of 1% to 5% (8% maximum position weighting). If a stock held in the portfolio omits its dividend, the portfolio is not required to immediately sell the stock, but the portfolio will not purchase any stock that does not have a 25-year record of paying cash dividends.

The sub-adviser employs a fully invested strategy. Therefore, under normal market conditions, cash and cash equivalents are generally less than 5% of the portfolio’s assets.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Depositary Receipts

	Existing Fund	Replacement Fund
• Equity Securities • Focused Investing • Foreign Investments • Legal and Regulatory • Liquidity • Management • Market • Medium-Capitalization Companies • Valuation • Value Investing
3.

American Century Ultra Fund

Investment Objective

The fund seeks long-term capital growth.

Principal Investment Strategies

The portfolio managers look for stocks of companies they believe will increase in value over time. The portfolio managers make their investment decisions based primarily on their analysis of individual companies, rather than on broad economic forecasts. Management of the fund is based on the belief that, over the long term, stock price movements follow growth in earnings, revenues and/or cash flow.

The portfolio managers use a variety of analytical research tools and techniques to identify the stocks of larger-sized companies that meet their investment criteria. Under normal market conditions, the portfolio managers seek securities of companies whose earnings or revenues are not only growing, but growing at an accelerating pace. This includes companies whose growth rates, although still negative, are less negative than prior periods, and companies whose growth rates are expected to accelerate. Among other variables, the portfolio managers will consider the fund’s growth and momentum profile relative to the benchmark. Other analytical techniques help identify additional signs of business improvement, such as increasing cash flows, or other indications of the relative strength of a company’s business. In addition to accelerating growth and other signs of business improvement, the fund also considers

Transamerica Jennison Growth VP

Investment Objective

Seeks long-term growth of capital.

Principal Investment Strategies

The portfolio’s sub-adviser, Jennison Associates LLC (the “sub-adviser”), invests, under normal circumstances, at least 65% of the portfolio’s total assets in equity and equity-related securities, principally common stocks, preferred stocks, warrants, rights and depositary receipts of U.S. companies with market capitalizations of at least $1 billion that the sub-adviser considers to have above average prospects for growth. These companies are generally medium- to large-capitalization companies.

The sub-adviser uses a “bottom-up” approach, researching and evaluating individual company fundamentals rather than macro-economic factors, in seeking to identify individual companies with earnings growth potential that may not be recognized by the market at large. A “bottom-up” approach is looking at individual companies against the context of broader market factors.

The portfolio may invest up to 20% of its assets in the securities of foreign issuers.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the

	Existing Fund	Replacement Fund

companies demonstrating price strength relative to their peers. This means that the portfolio managers favor companies whose securities are the strongest performers compared to the overall market. These techniques help the portfolio managers buy or hold the stocks of companies they believe have favorable growth prospects and sell the stocks of companies whose characteristics no longer meet their criteria.

Although the portfolio managers intend to invest the fund’s assets primarily in U.S. securities, the fund may invest in securities of foreign companies when these securities meet the portfolio managers’ standards of selection.

Principal Risks

•    Growth Stocks

•    Style Risk

•    Foreign Securities

•    Market Risk

•    Price Volatility

•    Principal Loss

An investment in the fund is not a bank deposit, and it is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency.

portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Currency

•    Depositary Receipts

•    Equity Securities

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Management

•    Market

•    Medium Capitalization Companies

•    Preferred Stock

•    Warrants and Rights

4.

Columbia Acorn USA®

Investment Objective

Columbia Acorn USA® (the Fund) seeks long-term capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets (including the amount any borrowings for investment purposes) in U.S. companies.

Under normal circumstances, the Fund (i) invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $5 billion at the time of initial investment (“Focus Stocks”) and (ii) may also invest in companies with market capitalizations above $5 billion,

Transamerica T. Rowe Price Small Cap VP

Investment Objective

Seeks long-term growth of capital by investing primarily in common stocks of small growth companies.

Principal Investment Strategies

The portfolio’s sub-adviser, T. Rowe Price Associates, Inc. (the “sub-adviser”), seeks to achieve the portfolio’s objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in small-cap growth companies. These are currently defined by the sub-adviser as companies whose market capitalization falls within the range of companies in the Morgan Stanley Capital International U.S. Small Cap Growth Index (“MSCI U.S. Small

Existing Fund	Replacement Fund

provided that immediately after that investment a majority of the Fund’s net assets would be invested in Focus Stocks. The Fund may continue to hold and to make additional investments in, Focus Stocks whose market capitalizations have grown to exceed $5 billion, regardless of whether the Fund’s investments in Focus Stocks are a majority of the Fund’s net assets.

Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (the Investment Manager), believes that stocks of small- and mid-sized companies, with market capitalizations under $5 billion, which generally are not as well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Investment Manager typically seeks companies with:

•    A strong business franchise that offers growth potential.

•    Products and services in which the company has a competitive advantage.

•    A stock price the Investment Manager believes is reasonable relative to the assets and earning power of the company.

The Investment Manager may sell a portfolio holding if the security reaches the Investment Manager’s price target, if the company has a deterioration of fundamentals, such as failing to meet key operating benchmarks, or if the Investment Manager believes other securities are more attractive. The Investment Manager also may sell a portfolio holding to fund redemptions.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down.

Cap Growth Index”), which was approximately $48.5 million to $17.9 billion as of December 31, 2015, but the range will vary with market fluctuations. The market capitalization of the companies in the portfolio and the MSCI U.S. Small Cap Growth Index changes over time, and the portfolio will not sell a stock just because the company has grown to a market capitalization outside the range. Most of the stocks purchased by the portfolio will be in this size range. However, the portfolio may on occasion purchase a stock whose market capitalization exceeds the range. The portfolio intends to be invested in a broadly diversified portfolio of securities and the top 25 holdings will not, under normal circumstances, constitute more than 50% of total assets. This broad diversification helps to minimize the effects of individual security selection on portfolio performance. The sub-adviser employs a number of quantitative models to help identify stocks that could be included in the portfolio. Based on quantitative models and fundamental company research, the portfolio is constructed in a “bottom-up” manner so that the portfolio as a whole reflects characteristics the sub-adviser considers important, such as valuations and projected earnings and sales growth rates, capital allocation, and earnings quality. The sub-adviser also considers portfolio risk characteristics in the process of portfolio construction. Sector allocations are generally in line with those of the MSCI U.S. Small Cap Growth Index, with occasional small overweights or underweights to a particular sector, and the portfolio may at times invest significantly in technology stocks. In building the investment models and adjusting them as needed, the portfolio draws on the sub-adviser’s experience in small-cap growth investing—quantitative and fundamental research, portfolio strategy, and trading.

While the portfolio normally invests principally in small-cap U.S. common stocks, the sub-adviser may, to a lesser extent, invest in foreign stocks (up to 10% of total assets) or exchange traded funds in pursuit of its investment objective. The portfolio may, but need not, invest in derivatives, including stock index futures and

	Existing Fund	Replacement Fund
• Active Management Risk • Market Risk • Small- and Mid-Cap Company Securities Risk • Issuer Risk • Sector Risk

options to manage or hedge risk. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or re-deploy assets into more promising opportunities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Counterparty

•    Currency

•    Derivatives

•    Equity Securities

•    Exchange Traded Funds

•    Focused Investing

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Leveraging

•    Liquidity

•    Management

•    Market

•    Model and Data

•    Small Capitalization Companies

•    Valuation

5.

Columbia Acorn International®

Investment Objective

Columbia Acorn International® (the Fund) seeks long-term capital appreciation.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 75% of its net assets in foreign companies in developed markets (for example, Japan, Canada and the United Kingdom) and in emerging markets (for example, China, India and Brazil).

Transamerica MFS International Equity VP

Investment Objective

Seeks capital growth.

Principal Investment Strategies

The portfolio’s sub-adviser, MFS® Investment Management (the “sub-adviser”), invests, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in common stocks and related equity securities—

Existing Fund	Replacement Fund

Under normal circumstances, the Fund (i) invests a majority of its net assets in the common stock of small- and mid-sized companies with market capitalizations under $10 billion at the time of initial investment (“Focus Stocks”) and (ii) may also invest in companies with market capitalizations above $10 billion, provided that immediately after that investment a majority of the Fund’s net assets would be invested in Focus Stocks. The Fund may continue to hold, and make additional investments in, Focus Stocks whose market capitalizations have grown to exceed $10 billion, regardless of whether the Fund’s investments in Focus Stocks are a majority of the Fund’s net assets.

Columbia Wanger Asset Management, LLC, the Fund’s investment adviser (the Investment Manager), believes that stocks of small- and mid-sized companies, which generally are not as well known by financial analysts as larger companies, may offer higher return potential than stocks of larger companies.

The Investment Manager typically seeks companies with:

•    A strong business franchise that offers growth potential.

•    Products and services in which the company has a competitive advantage.

•    A stock price the Investment Manager believes is reasonable relative to the assets and earning power of the company.

The Investment Manager may sell a portfolio holding if the security reaches the Investment Manager’s price target, if the company has a deterioration of fundamentals, such as failing to meet key operating benchmarks, or if the Investment Manager believes other securities are more attractive. The Investment Manager also may sell a portfolio holding to fund redemptions.

such as preferred stock, convertible securities and depositary receipts—of issuers economically tied to a number of countries throughout the world, including emerging market countries. The portfolio normally invests primarily in equity securities of foreign companies, including emerging market equity securities. The sub-adviser may invest a large percentage of the portfolio’s assets in issuers in a single country, a small number of countries, or a particular geographic region. In selecting investments for the portfolio, the sub-adviser is not constrained to any particular investment style. The sub-adviser may invest the portfolio’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies. The sub-adviser may invest the portfolio’s assets in companies of any size.

The sub-adviser uses a “bottom-up” investment approach to buying and selling investments for the portfolio. A “bottom-up” approach is looking at individual companies against the context of broader market factors. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered. The sub-adviser may engage in active and frequent trading in pursuing the portfolio’s principal investment strategies.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the

	Existing Fund	Replacement Fund

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down.

•    Active Management Risk

•    Small- and Mid-Cap Company Securities Risk

•    Market Risk

•    Foreign Securities Risk

•    Emerging Markets Securities Risk

•    Liquidity and Trading Volume Risk

•    Sector Risk

•    Foreign Currency Risk

•    Issuer Risk

•    Geographic Focus Risk

portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Convertible Securities

•    Currency

•    Depositary Receipts

•    Emerging Markets

•    Equity Securities

•    Focused Investing

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Liquidity

•    Management

•    Market

•    Model and Data

•    Preferred Stock

•    Small and Medium Capitalization Companies

•    Valuation

•    Value Investing

6.

Pioneer Emerging Markets Fund

Investment Objective

Long-term growth of capital.

Principal Investment Strategies

The fund invests primarily in securities of emerging market issuers. Although the fund invests in both equity and debt securities, it normally emphasizes equity securities in its portfolio. Normally, the fund invests at least 80% of its total assets in the securities of emerging market corporate and government issuers. The fund considers emerging market issuers to include: issuers organized under the laws of an emerging market country, issuers with a principal office in an emerging market country, issuers that derive at least 50% of their gross revenues or profits from goods or services produced in emerging markets or sales made in emerging markets, and emerging market governmental issuers.

Transamerica TS&W International Equity VP

Investment Objective

Seeks maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.

Principal Investment Strategies

Under normal circumstances, the portfolio seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in equity securities of foreign companies representing at least three countries other than the United States. The portfolio’s sub-adviser, Thompson, Siegel & Walmsley LLC (the “sub-adviser”), currently anticipates investing in at

Existing Fund	Replacement Fund

The fund invests in at least six emerging markets. The fund considers any market that is not developed to be an emerging market. Emerging markets generally will include, but not be limited to, countries included in the Morgan Stanley Capital International (MSCI) Emerging & Frontier Markets Index. The fund’s investments will not be confined to securities issued by companies included in the index. At the investment adviser’s discretion, the fund may invest in other emerging markets. Generally, the fund does not allocate more than 25% of its total assets to any one country. The fund may invest more than 25% of its total assets in a particular region.

The fund may invest up to 20% of its total assets in securities of issuers in any developed country (other than the U.S.).

For purposes of the fund’s investment policies, equity securities include common stocks and securities with common stock characteristics, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), preferred stocks, depositary receipts, warrants and rights. The fund may invest in initial public offerings of equity securities. The fund may also purchase and sell forward foreign currency exchange contracts in non-U.S. currencies in connection with its investments, including as a means of managing relative currency exposure.

The fund may invest in debt securities of any quality or maturity. The fund may not invest more than 10% of its net assets in debt securities rated below investment grade (known as “junk bonds”) or in unrated securities of comparable quality, including securities of issuers in default. The fund may invest in Brady bonds, which are restructured debt of governmental issuers of emerging market countries.

The fund may, but is not required to, use derivatives. The fund may use derivatives, including equity-linked notes (ELNs), forward least 12 countries other than the United States. The sub-adviser will emphasize established companies in individual foreign markets and will attempt to stress companies and markets that it believes are undervalued. The portfolio expects capital growth to be the predominant component of its total return.

Generally, the portfolio will invest primarily in common stocks of companies listed on foreign securities exchanges, but it may also invest in depositary receipts including American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Although the portfolio will emphasize larger, more seasoned or established companies, it may invest in companies of varying size as measured by assets, sales or market capitalization.

The portfolio will invest primarily in securities of companies domiciled in developed countries, but may invest up to 10% of its assets in securities of companies in developing countries. It is expected that investments will be diversified throughout the world and within markets in an effort to minimize specific country and currency risks.

The sub-adviser employs a relative value process utilizing a combination of quantitative and qualitative methods based on a four-factor valuation screen designed to outperform the MSCI Europe, Australasia and Far East (“EAFE”) Index. The sub-adviser’s analysts also perform rigorous fundamental analysis. A portfolio composed of approximately 80-110 stocks is selected as a result of this process. The sub-adviser generally limits its investment universe to those companies with a minimum of three years of operating history. The sub-adviser employs a consistent sell discipline which includes a significant negative earnings revision, a stock being sold when the catalyst is no longer valid or another stock presents a more attractive opportunity.

Existing Fund	Replacement Fund

foreign currency exchange contracts and stock index futures, for a variety of purposes, including: in an attempt to hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the fund’s return as a non-hedging strategy that may be considered speculative; and to manage portfolio characteristics; and as a cash flow management technique. The fund may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations. The fund also may hold cash or other short-term instruments.

The fund’s investment adviser uses a value approach to select the fund’s investments. The adviser seeks to identify securities that are selling at reasonable prices or substantial discounts to their underlying values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for long-term revenue, earnings and cash flow growth. In making that assessment, the adviser employs qualitative analysis, quantitative techniques, fundamental research and an evaluation of the issuer based on its financial statements and operations. In addition to analyzing specific securities, the adviser determines the relative attractiveness of investing in different emerging markets. In assessing the investment potential of each country, the adviser considers economic growth prospects, monetary conditions, political risks, currency risk, capital flows and other factors.

The adviser generally sells a portfolio security when it believes that the security’s market value reflects its intrinsic value. The adviser makes that determination based upon the same criteria it uses to select portfolio securities.

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Currency

•    Depositary Receipts

•    Emerging Markets

•    Equity Securities

•    Focused Investing

•    Foreign Investments

•    Legal and Regulatory

•    Liquidity

•    Management

•    Market

•    Small and Medium Capitalization Companies

•    Value Investing

Existing Fund	Replacement Fund

Principal Risks

You could lose money on your investment in the fund. As with any mutual fund, there is no guarantee that the fund will achieve its objective.

•    Market Risk

•    Risks of non-U.S. investments

•    Geographic focus risk

•    Currency risk

•    Value style risk

•    Portfolio selection risk

•    Issuer focus risk

•    Small and mid-size companies risk

•    Risks of investments in Real Estate Related Securities

•    Risks of warrants and rights

•    Preferred stocks risk

•    Risks of initial public offerings

•    Risks of investment in other funds

•    Debt securities risk

•    Market segment risk

•    Derivatives risk

•    Forward foreign currency transactions risk

•    Leveraging risk

•    Portfolio turnover risk

•    Valuation risk

•    Liquidity risk

•    Expense risk

Please note that there are many other factors that could adversely affect your investment and that could prevent the fund from achieving its goals.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

	Existing Fund	Replacement Fund
7.	Templeton Foreign Fund Investment Goal	Transamerica MFS International Equity VP Investment Objective

Long-term capital growth.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in foreign securities. These securities are predominantly equity securities of companies located outside the U.S., including developing markets. The equity securities in which the Fund invests are predominantly common stock, and may include smaller and midsize companies. Although the investment manager will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential. The investment manager also considers a company’s price/earnings ratio, price/cash flow ratio, profit margins and liquidation value.

The investment manager may consider selling an equity security when it believes the security has become overvalued due to either its price appreciation or changes in the company’s fundamentals, or when the investment manager believes another security is a more attractive investment opportunity.

Principal Risks

You could lose money by investing in the Fund. Mutual fund shares are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government.

•    Market

•    Foreign Securities

•    Developing Market Countries

•    Smaller and Midsize Companies

Seeks capital growth.

Principal Investment Strategies

The portfolio’s sub-adviser, MFS® Investment Management (the “sub-adviser”), invests, under normal circumstances, at least 80% of the portfolio’s net assets (plus the amount of borrowings, if any, for investment purposes) in common stocks and related equity securities—such as preferred stock, convertible securities and depositary receipts—of issuers economically tied to a number of countries throughout the world, including emerging market countries. The portfolio normally invests primarily in equity securities of foreign companies, including emerging market equity securities. The sub-adviser may invest a large percentage of the portfolio’s assets in issuers in a single country, a small number of countries, or a particular geographic region. In selecting investments for the portfolio, the sub-adviser is not constrained to any particular investment style. The sub-adviser may invest the portfolio’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies. The sub-adviser may invest the portfolio’s assets in companies of any size.

The sub-adviser uses a “bottom-up” investment approach to buying and selling investments for the portfolio. A “bottom-up” approach is looking at individual companies against the context of broader market factors. Investments are selected primarily based on fundamental analysis of individual issuers and their potential in light of their financial condition, and market, economic, political, and regulatory conditions. Factors considered may include analysis of an issuer’s earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors may also be considered. The sub-adviser may engage in active and frequent trading in pursuing the portfolio’s principal investment strategies.

Existing Fund	Replacement Fund
• Value Style Investing • Management • Focus

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Convertible Securities

•    Currency

•    Depositary Receipts

•    Emerging Markets

•    Equity Securities

•    Focused Investing

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Liquidity

•    Management

•    Market

•    Model and Data

•    Preferred Stock

•    Small and Medium Capitalization Companies

•    Valuation

•    Value Investing

	Existing Fund	Replacement Fund
8.	Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund) Investment Objective	Transamerica WMC US Growth VP (formerly, Transamerica WMC Diversified Growth VP) Investment Objective

Columbia Large Cap Growth Fund V (the Fund) seeks long-term growth of capital.

Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in equity securities of large-capitalization companies, primarily common stocks and securities that can be converted into common stocks. These companies have market capitalizations in the range of companies in the Russell 1000 Growth Index (the Index) at the time of purchase (between $460.2 million and $547.1 billion as of May 31, 2016). The market capitalization range and composition of the companies in the Index are subject to change. The Fund invests primarily in common stocks of companies that the investment manager believes have the potential for long-term, above-average earnings growth. The Fund may from time to time emphasize one or more economic sectors in selecting its investments, including the consumer discretionary sector, the health care sector and the information technology and technology-related sectors.

The Fund may invest up to 20% of its total assets in foreign securities. The Fund may invest directly in foreign securities or indirectly through depositary receipts.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down.

•    Active Management Risk

•    Convertible Securities Risk

•    Depositary Receipts Risk

•    Foreign Securities Risk

•    Growth Securities Risk

•    Issuer Risk

Seeks to maximize long-term growth.

Principal Investment Strategies

The portfolio invests, under normal circumstances, at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in domestic common stocks. The portfolio invests primarily in common stocks of growth-oriented companies. Portfolio construction emphasizes stock specific risk while minimizing other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The portfolio’s sub-adviser, Wellington Management Company, LLP (the “sub-adviser”), uses what is sometimes referred to as a “bottom up” approach, which is the use of fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach is looking at individual companies against the context of broader market factors.

The sub-adviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The initial investment universe is comprised of:

•       Securities held in the Russell 1000® Growth and S&P 500® Growth Indexes

•       Equity securities within the market-cap range of the index with historical or projected growth rates greater than the Russell 1000® Index median

•       Stocks that meet other growth criteria as determined by the team

Existing Fund	Replacement Fund
• Market Risk • Sector Risk

Consistent with the portfolio’s objective and other policies, the portfolio may invest to a lesser extent in derivatives, including futures, forwards, options and swaps. The portfolio may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

Principal Risks

Risk is inherent in all investing. Many factors affect the portfolio’s performance. The value of your investment in the portfolio, as well as the amount of return you receive on your investment, may fluctuate significantly. You may lose part or all of your investment in the portfolio or your investment may not perform as well as other similar investments. The following is a summary description of principal risks (in alphabetical order) of investing in the portfolio. You may lose money if you invest in this portfolio.

•    Active Trading

•    Counterparty

•    Currency

•    Depositary Receipts

•    Derivatives

•    Equity Securities

•    Foreign Investments

•    Growth Stocks

•    Legal and Regulatory

•    Leveraging

•    Management

•    Market

•    Model and Data

•    Small and Medium Capitalization Companies

•    Valuation

TAM serves as the investment adviser to each of the Replacement Funds. A chart comparing the adviser and, as applicable, the sub-adviser of each Existing Fund with those of its corresponding Replacement Fund is appended hereto as Appendix B.

Each Transamerica Series Trust Replacement Fund currently offers two classes of shares, an Initial Class and a Service Class. Initial Class shares and Service Class shares have different expense structures. Initial Class shares can pay up to a maximum Rule 12b-1 fee equal to an annual rate of 0.15% (expressed as a percentage of average daily net assets of the portfolio), but the Transamerica Series Trust

Funds do not intend to pay any distribution fees for Initial Class shares through May 1, 2017. The Transamerica Series Trust Funds reserve the right to pay such fees after that date. Service Class shares have a maximum Rule 12b-1 fee equal to an annual rate of 0.25% (expressed as a percentage of average daily net assets of the portfolio). The payment of these fees will lower the Transamerica Series Trust Funds’ investment performance.

TAM has entered into an expense limitation agreement with Transamerica Series Trust on behalf of each Transamerica Series Trust Fund, pursuant to which TAM has agreed to reimburse the Fund’s expenses or waive fees, or both, whenever, in any fiscal year, the total cost to the Fund of normal operating expenses chargeable to the Fund, including the investment advisory fee but excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the Fund’s business) exceed a certain percentage of the Fund’s average daily net assets (“expense cap”). Each Transamerica Series Trust Fund may, at a later date, reimburse TAM for operating expenses previously paid on behalf of such Fund during the previous 36 months (36-month reimbursement), but only if, after such reimbursement, the Fund’s expense ratios does not exceed the expense cap. During any one-year term, TAM may discontinue an expense limitation agreement only by agreement of the Board of Trustees of Transamerica Series Trust. The agreement continues automatically for one-year terms unless TAM provides written notice to Transamerica Series Trust prior to the end of the then-current term. In addition, the agreement will terminate upon termination of the Advisory Agreement.

The expense cap and expiration date of such expense cap for each Transamerica Series Trust Fund are listed below. None of the Transamerica Series Trust Funds are currently operating in excess of its expense cap.

Transamerica Series Trust Fund	Expense Cap	Expiration Date
Transamerica JPMorgan Mid Cap Value VP	0.95%	May 1, 2017
Transamerica Barrow Hanley Dividend Focused VP	0.85%	May 1, 2017
Transamerica Jennison Growth VP	0.89%	May 1, 2017
Transamerica T. Rowe Price Small Cap VP	0.93%	May 1, 2017
Transamerica MFS International Equity VP	1.125%	May 1, 2017
Transamerica TS&W International Equity VP	1.02%	May 1, 2017
Transamerica WMC US Growth VP	0.85%	May 1, 2017

C.	Description of the Contracts

The Contracts are individual and group flexible premium fixed and variable deferred annuity contracts. The Contracts provide for the accumulation of values on a variable basis, fixed basis, or both, during the accumulation period, and provide settlement or annuity payment options on a variable basis, fixed basis, or both. The Contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right.

Pursuant to the Contracts, the Contract owners may currently select among a number of variable account investment options and, pursuant to certain Contracts, one fixed account investment option. Many of the Contracts provide for a maximum number of transfers that can be made every year without charge (e.g., 12 free transfers per year) or that a charge will apply to transfers in excess of a certain number. Currently, during the accumulation period, Contract owners may transfer among the variable account options without limitation and subject only to the Insurance Companies’ market timing restrictions. Certain Contracts permit transfers from the fixed account subject to certain minimum transfer amounts and maximum limitations, while other of the Contracts impose additional restrictions on transfers to or from the fixed account. No fees or other charges are currently imposed on transfers. Pursuant to the Contracts, the Insurance Companies generally reserve the right to impose additional restrictions on transfers. Any limits on transfers among variable account investment options, except for limits related to the Insurance Companies’ market timing restrictions, will not apply in connection with the Substitutions as described in more detail below.

D.	Reasons for the Substitutions

The Substitutions are part of the Insurance Companies’ business plan to make the Contracts more competitive, more attractive to customers and more efficient to administer and oversee. This plan involves providing funds available through the Contracts that meet certain performance, risk and pricing guidelines. The principal purposes of the Substitutions, which would replace unaffiliated funds with funds that are advised and sub-advised by affiliates of the Insurance Companies, are as follows:

1. Performance. Many of the Replacement Funds offer comparable or better performance records than their corresponding Existing Funds. The Applicants believe that the Replacement Funds overall may provide Contract owners with more consistent performance than the Existing Funds, as described further below. At the same time, Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

2. Simplified Investment Option Line-Up. As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly; however, the current range of 43 to 74 investment options will remain the same following the proposed Substitutions. Similarly, the Substitutions may cause the number of affiliated investment options available under the Contracts to change. Currently, the number of affiliated investment options available under the Contracts ranges from 1 to 5. Following the Substitutions, that range will increase to 4 to 13 affiliated investment options. For the Contracts that will experience a reduction in the number of available investment options, none will be reduced by more than one investment option and all will have at least 43 available investment options after the Substitutions.

3. In all instances, the Substitutions will replace investment options advised by investment advisers that are not affiliated with the Applicants or with Transamerica Series Trust Funds, which are advised by TAM and sub-advised by investment advisers that are not affiliated with the Applicants. Each Transamerica Series Trust Replacement Fund may rely on an Order from the Commission that permits Transamerica Series Trust and TAM, subject to certain conditions, and without the approval of shareholders to: (1) employ a new unaffiliated sub-adviser for a portfolio pursuant to the terms of a new investment sub-advisory agreement, either as a replacement for an existing sub-adviser or as an additional sub-adviser; (2) materially change the terms of any sub-advisory agreement; and (3) continue the employment of an existing sub-adviser on sub-advisory contract terms where a contract has been assigned because of a change of control of the sub-adviser.1 Pursuant to the Order, each Transamerica Series Trust Replacement Fund has agreed to provide certain information about new sub-advisers and new sub-advisory agreements to its shareholders.

4. Reduction of Costs. The proposed Substitutions are designed to allow Contract Owners to continue their investment in similar or better investment options without interruption and at no additional cost to them. In this regard, the Insurance Companies or their affiliates have agreed to bear all expenses incurred in connection with the Substitutions and related filings and notices, including legal, accounting, brokerage and other fees and expenses. Additionally, Contract owners with sub-account balances invested through the Separate Accounts in shares of the Replacement Funds will have the same or lower total expense ratios taking into account fund expenses (including Rule 12b-1 fees, if any). With respect to all of the proposed Substitutions, except for Substitution Nos. 5 and 7, the management fee and Rule 12b-1 fees paid by the Replacement Fund are the same or lower than those of the corresponding Existing Fund. Although the Replacement Funds in Substitution Nos. 5 and 7 have management fees that are 0.16% and 0.23% higher, respectively, than those of their corresponding Existing Funds, the combined management and 12b-1 fees of each Replacement Fund are less than those of its corresponding Existing Fund and the total annual operating expenses of each Replacement Fund are less than those of its corresponding Existing Fund. A description of the comparative management fees of the Replacement and Existing Funds, at all breakpoint levels, is set forth in Appendix C appended hereto.

The Substitutions will result in a decrease in net expense ratios, after waivers, ranging from 0.16% to 0.83%. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions. The Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

[1]	In the Matter of WRL Series Fund, Inc. and WRL Investment Management, Inc., File No. 812-10664, Investment Company Act Release3 Nos. 23313 (July 10, 1998) (notice) and 23379 (Aug. 5, 1998) (order).

The Rule 12b-1 fees associated with the share classes of the Replacement Funds are either identical to or less than those of the share classes of the Existing Funds. Under the Rule 12b-1 Plan for the Initial Class shares, each Transamerica Series Trust Replacement Fund may pay up to 0.15% for distribution and service fees. To date, the Transamerica Series Trust Replacement Funds have not paid any Rule 12b-1 fees with respect to Initial Class shares, and will not pay any Rule 12b-1 fees on Initial Class shares through May 1, 2017. Under the Rule 12b-1 Plan for the Service Class, each Transamerica Series Trust Replacement Fund may pay up to 0.25% for distribution and service fees.

The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, TCI, the distributor for Transamerica Series Trust, will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees paid by the Replacement Funds. The amount of Rule 12b-1 fees paid to TCI by the Replacement Funds will be the same or lower than the amount paid by the Existing Funds.

E.	Performance and Fees of Existing Fund and Replacement Fund

For each proposed Substitution, the following section describes the comparative performance history and comparative fund fees and expenses. Each Fund’s performance history generally takes into account the most recently available one-, five- and ten-year periods ended December 31, 2015, except as otherwise noted. Comparative fund fees and expenses are taken from the most recently available prospectuses and are based on actual expenses, including waivers as of the Fund’s most recent completed fiscal year on the date of the Fund’s prospectus. All performance history and fund fees and expenses described below were taken from the Existing Funds’ and Replacement Funds’ prospectuses, as filed with the Commission, except as otherwise noted. With regard to the information provided about unaffiliated funds, the Applicants excerpted such information from applicable third party prospectuses.

1.	AllianzGI NFJ Mid-Cap Value Fund – Transamerica JPMorgan Mid Cap Value VP

For the one- and five- -year periods ended December 31, 2015, the Service Class shares performance of Transamerica JPMorgan Mid Cap Value VP exceeded that of the Class A shares of AllianzGI NFJ Mid-Cap Value Fund. For the ten-year period ended December 31, 2015, the Service Class shares performance of Transamerica JPMorgan Mid Cap Value VP was comparable to that of the Class A shares of AllianzGI NFJ Mid-Cap Value Fund.

Fund Performance as of December 31, 2015

	AllianzGI NFJ Mid-Cap Value Fund (Class A)	Transamerica JPMorgan Mid Cap Value VP (Service Class)
One Year	(3.44)%	(2.94)%
Five Years	11.37%	12.41%
Ten Years	9.49%	8.35%

As set forth below, the management fee and total annual fund operating expenses of Transamerica JPMorgan Mid Cap Value VP were lower than those of AllianzGI NFJ Mid-Cap Value Fund.

Fee and Expense Data

	AllianzGI NFJ Mid-Cap Value Fund (Class A) (Data as of June 30, 2015)		Transamerica JPMorgan Mid Cap Value VP (Service Class) (Data as of December 31, 2015)
Management Fee	0.95	%* **	0.83	%***
12b-1 Fee	0.25%		0.25%
Other Expenses	0.01%		0.03%
Acquired Fund Fees and Expenses	0.09%		0.00%
Total Annual Fund Operating Expenses	1.30%		1.11%

*	The management fee shown reflects the combination of an advisory fee and an administrative fee. Allianz Global Fund Management, as the investment manager and administrator, provides both the advisory and administrative services to the Fund. The Fund’s advisory fee is 0.55% and the Fund’s administrative fee is 0.40%.
**	Management Fees have been restated to reflect current advisory fees.
***	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.80% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica JPMorgan Mid Cap Value VP (Service Class) immediately following the proposed substitution are estimated to be approximately $181,400,594. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($178,447,527) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($2,953,067).

The estimated net assets of the AllianzGI NFJ Mid-Cap Value Fund (Class A) immediately following the proposed substitution are estimated to be approximately $369,791,250. This is based on estimated net assets of the Existing Fund immediately before the substitution ($372,744,317), less the actual net assets invested in the Accounts as of December 31, 2015 ($2,593,067).

2.	American Century Equity Income Fund – Transamerica Barrow Hanley Dividend Focused VP

For the period May 1, 2013 -December 31, 2015, the Service Class shares performance of Transamerica Barrow Hanley Dividend Focused VP exceeded that of the A Class shares of American Century Equity Income Fund. Prior to May 1, 2013, Transamerica Barrow Hanley Dividend Focused VP had a different sub-adviser, a different investment objective and employed different investment strategies.

Fund Performance as of December 31, 20151

	American Century Equity Income Fund (A Class)*	Transamerica Barrow Hanley Dividend Focused VP (Service Class)
One Year	0.35%	(3.83)%
May 1, 2013-December 31, 2015 (Annualized)**	7.30%	8.58%

*	Prior to September 4, 2007, this class was referred to as the Advisor Class and did not have a front-end sales charge. Performance has been restated to reflect this charge.
**	Barrow Hanley began subadvising the Replacement Fund on May 1, 2013. Accordingly, only the performance data reflecting the time period in which Barrow Hanley was subadviser is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total annual fund operating expenses of Transamerica Barrow Hanley Dividend Focused VP were lower than those of American Century Equity Income Fund.

Fee and Expense Data

	American Century Equity Income Fund (A Class) (Data as of March 31, 2015)	Transamerica Barrow Hanley Dividend Focused VP (Service Class) (Data as of December 31, 2015)
Management Fee	0.93%	0.68%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.00%	0.03%
Total Annual Fund Operating Expenses	1.18%	0.96%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.65% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica Barrow Hanley Dividend Focused VP (Service Class) immediately following the proposed substitution are estimated to be approximately $216,595,973. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($210,551,191) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($6,044,782).

The estimated net assets of the American Century Equity Income Fund (Class A) immediately following the proposed substitution are estimated to be approximately $1,863,502,687. This is based on estimated net assets of the Existing Fund immediately before the substitution ($1,869,574,469), less the actual net assets invested in the Accounts as of December 31, 2015 ($6,044,782).

3. American Century Ultra Fund – Transamerica Jennison Growth VP

For the one-, five- and ten-year periods ended December 31, 2015, the Service Class shares performance of Transamerica Jennison Growth VP exceeded that of the A Class shares of American Century Ultra Fund.

Fund Performance as of December 31, 2015

	American Century Ultra Fund (A Class)*	Transamerica Jennison Growth VP (Service Class)
One Year	(0.20)%	11.11%
Five Years	111.42%	13.91%
Ten Years	6.27%	7.95%

*	Prior to September 4, 2007, this class was referred to as the Advisor Class and did not have a front-end sales charge. Performance has been restated to reflect this charge.

As set forth below, the management fee and total annual fund operating expenses of Transamerica Jennison Growth VP were lower than those of American Century Ultra Fund.

Fee and Expense Data

	American Century Ultra Fund (A Class) (Data as of October 31, 2015	Transamerica Jennison Growth VP (Service Class) (Data as of December 31, 2015)
Management Fee	0.98%	0.75%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.00%	0.03%
Total Annual Fund Operating Expenses	1.23%	1.03%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.72% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica Jennison Growth VP (Service Class) immediately following the proposed substitution are estimated to be approximately $125,283,538. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($125,227,381) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($56,157).

The estimated net assets of the American Century Ultra Fund (Class A) immediately following the proposed substitution are estimated to be approximately $95,013,721. This is based on estimated net assets of the Existing Fund immediately before the substitution ($95,069,878), less the actual net assets invested in the Accounts as of December 31, 2015 ($56,157).

4.	Columbia Acorn USA – Transamerica T. Rowe Price Small Cap VP

For the one-, five- and ten-year periods ended December 31, 2015, the Service Class shares performance of Transamerica T. Rowe Price Small Cap VP exceeded that of the Class A shares of Columbia Acorn USA.

Fund Performance as of December 31, 2015

	Columbia Acorn USA (Class A)	Transamerica T. Rowe Price Small Cap VP (Service Class)
One Year	(7.26)%	2.16%
Five Years	7.37%	12.81%
Ten Years	5.26%	9.30%

As set forth below, the management fee and total annual fund operating expenses of Transamerica T. Rowe Price Small Cap VP were lower than those of Columbia Acorn USA.

Fee and Expense Data as of December 31, 2015

	Columbia Acorn USA (Class A)	Transamerica T. Rowe Price Small Cap VP (Service Class)
Management Fee	0.89%	0.78%*
12b-1 Fee	0.25%	0.25%
Other Expenses	0.29%	0.04%
Total Annual Fund Operating Expenses	1.43%	1.07%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.75% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica T. Rowe Price Small Cap VP (Service Class) immediately following the proposed substitution are estimated to be approximately $204,949,355. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($198,463,212) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($6,486,143).

The estimated net assets of the Columbia Acorn USA (Class A) immediately following the proposed substitution are estimated to be approximately $88,583,735. This is based on estimated net assets of the Existing Fund immediately before the substitution ($95,069,878), less the actual net assets invested in the Accounts as of December 31, 2015 ($6,486,143).

5.	Columbia Acorn International – Transamerica MFS International Equity VP

For the one- and five-year periods ended December 31, 2015, the Initial Class shares performance of Transamerica MFS International Equity VP exceeded that of the Class A shares of Columbia Acorn International. For the ten-year period, the Initial Class shares performance of Transamerica MFS International Equity VP was comparable to that of the Class A shares of Columbia Acorn International.

Fund Performance as of December 31, 2015

	Columbia Acorn International (Class A)	Transamerica MFS International Equity VP (Initial Class)
One Year	(7.25)%	0.08%
Five Years	2.31%	4.25%
Ten Years	5.70%	4.61%

As set forth below, the management fee of Transamerica MFS International Equity VP was higher than that of Columbia Acorn International. However, the total annual fund operating expenses of Transamerica MFS International Equity VP were lower than those of Columbia Acorn International.

Fee and Expense Data as of December 31, 2015

	Columbia Acorn International (Class A)	Transamerica MFS International Equity VP (Initial Class)
Management Fee	0.76%	0.92%*
12b-1 Fee	0.25%	0.00%
Other Expenses	0.27%	0.10%
Acquired Fund Fees and Expenses	0.01%	0.00%
Total Annual Fund Operating Expenses	1.29%**	1.02%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.89% and administrative services fees of 0.03%.
**	“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than “Total Net Expenses” shown in the Financial Highlights section of the Fund’s prospectus because “Total Net Expenses” do not include acquired fund fees and expenses.

Post Substitution Net Assets

The estimated net assets of the Transamerica MFS International Equity VP (Initial Class) immediately following the proposed substitution are estimated to be approximately $293,117,230. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($255,779,432) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($37,337,798).

The estimated net assets of the Columbia Acorn International (Class A) immediately following the proposed substitution are estimated to be approximately $777,155,170. This is based on estimated net assets of the Existing Fund immediately before the substitution ($814,492,968), less the actual net assets invested in the Accounts as of December 31, 2015 ($37,337,798).

6.	Pioneer Emerging Markets Fund – Transamerica TS&W International Equity VP

For the one-year period ended December 31, 2015 and the period May 1, 2013 – December 31, 2015, the Service Class shares performance of Transamerica TS&W International Equity VP exceeded that of the Class A shares of Pioneer Emerging Markets Fund. Prior to May 1, 2013, Transamerica TS&W International Equity VP had a different sub-adviser, a different investment objective and pursued different investment strategies.

Fund Performance as of December 31, 20151

	Pioneer Emerging Markets Fund (Class A)	Transamerica TS&W International Equity VP (Service Class)
One Year*	(16.51)%	1.04%
May 1, 2013-December 31, 2015 (Annualized)*	(10.85)%	3.02%

*	TS&W began subadvising the Replacement Fund on May 1, 2013. Accordingly, only the performance reflecting this time period in which TS&W was the subadviser is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and total annual fund operating expenses of Transamerica TS&W International Equity VP were lower than those of Pioneer Emerging Markets Fund.

Fee and Expense Data as of December 31, 2015

	Pioneer Emerging Markets Fund (Class A)	Transamerica TS&W International Equity VP (Service Class)
Management Fee	1.10%	0.77%**
12b-1 Fee	0.25%	0.25%
Other Expenses	0.83%	0.10%
Total Annual Fund Operating Expenses	2.18%	1.12%
Fee Waiver and Expense Reimbursement	(0.23)%*	0.00%
Total Annual Fund Operating Expenses	1.95%*	1.12%

*	The fund’s investment adviser has contractually agreed to limit ordinary operating expenses (ordinary operating expenses means all fund expenses other than extraordinary expenses, such as litigation, taxes, brokerage commissions and acquired fund fees and expenses) to the extent required to reduce fund expenses to 1.95% of the average daily net assets attributable to Class A. This expense limitation is in effect through April 1, 2017. There can be no assurance that the adviser will extend the expense limitation beyond such time. Net expenses for a class may exceed the applicable expense limitation to the extent that the fund incurs excluded expenses. While in effect, the arrangement may be terminated for a class only by agreement of the adviser and the Board of Trustees.
**	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.74% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica TS&W International Equity VP (Service Class) immediately following the proposed substitution are estimated to be approximately $43,779,837. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($39,916,007) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($3,863,830).

The estimated net assets of the Pioneer Emerging Markets Fund (Class A) immediately following the proposed substitution are estimated to be approximately $64,140,257. This is based on estimated net assets of the Existing Fund immediately before the substitution ($68,004,087), less the actual net assets invested in the Accounts as of December 31, 2015 ($3,863,830).

7.	Templeton Foreign Fund – Transamerica MFS International Equity VP

For one-, five- and ten-year periods ended December 31, 2015, the Initial Class shares performance of Transamerica MFS International Equity VP exceeded that of the Class A shares of Templeton Foreign Fund.

Fund Performance as of December 31, 2015

	Templeton Foreign Fund (Class A)	Transamerica MFS International Equity VP (Initial Class)
One Year	(15.96)%	0.08%
Five Years	3.72%	4.25%
Ten Years	4.19%	4.61%

As set forth below, the management fee of Transamerica MFS International Equity VP was higher than that of Templeton Foreign Fund. However, the total annual fund operating expenses of Transamerica MFS International Equity VP were lower than those of Templeton Foreign Fund.

Fee and Expense Data

	Templeton Foreign Fund (Class A) (Data as of August 31, 2015)	Transamerica MFS International Equity VP (Initial Class) (Data as of December 31, 2015)
Management Fee	0.69%	0.92%*
12b-1 Fee	0.25%	0.00%
Other Expenses	0.24%	0.10%
Total Annual Fund Operating Expenses	1.18%	1.02%

*	Management fees have been restated to reflect the combination of investment advisory and administrative services fees under one agreement providing for a single management fee. As a result, “Other expenses” do not include administrative services fees. Prior to March 1, 2016, the portfolio paid investment advisory fees of 0.89% and administrative services fees of 0.03%.

Post Substitution Net Assets

The estimated net assets of the Transamerica MFS International Equity VP (Initial Class) immediately following the proposed substitution are estimated to be approximately $367,969,087. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($255,779,432) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($112,189,655).

The estimated net assets of the Templeton Foreign Fund (Class A) immediately following the proposed substitution are estimated to be approximately $3,780,200,893. This is based on estimated net assets of the Existing Fund immediately before the substitution ($3,892,390,548), less the actual net assets invested in the Accounts as of December 31, 2015 ($112,189,655).

8.	Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund) – Transamerica WMC US Growth VP

For the one-year period ended December 31, 2015 and the period July 1, 2014 – December 31, 2015, the Service Class shares performance of Transamerica WMC US Growth VP exceeded that of the Class A shares of Columbia Large Cap Growth Fund V. Prior to April 9, 2010, Transamerica WMC US Growth VP was named Transamerica Equity VP, had a different sub-adviser and pursued different investment strategies. Prior to July 1, 2014, Transamerica WMC US Growth VP was named Transamerica WMC Diversified Growth VP and used different investment strategies.

Fund Performance as of December 31, 2015 1

	Columbia Large Cap Growth Fund V (Class A)	Transamerica WMC US Growth VP (Service Class)
One Year*	2.04%	6.61%
July 1, 2014-December 31, 2015 (Annualized)*	4.23%	9.08%

*	WMC began subadvising the Replacement Fund on April 9, 2010 and began employing the Replacement Fund’s current investment strategies on July 1, 2014. Accordingly, only the performance data reflecting the time period in which WMC employed the Replacement Fund’s current investment strategies is being provided.
[1]	Morningstar DirectSM ;http://corporate.morningstar.com

As set forth below, the management fee and the total annual fund operating expenses of Transamerica WMC US Growth VP were lower than those of Columbia Large Cap Growth Fund V.

Fee and Expense Data

	Columbia Large Cap Growth Fund V (Class A) (Data as of February 28, 2015)		Transamerica WMC US Growth VP (Service Class) (Data as of December 31, 2015)
Management Fee	0.70	%*	0.68	%***
12b-1 Fee	0.25%		0.25%
Other Expenses	0.22	%**	0.03%
Total Annual Fund Operating Expenses	1.17%		0.96%

Post Substitution Net Assets

The estimated net assets of the Transamerica WMC US Growth VP (Service Class) immediately following the proposed substitution are estimated to be approximately $185,841,679. This is based on estimated net assets of the Replacement Fund immediately before the substitution ($179,502,485) plus the corresponding Existing Fund’s actual net assets invested in the Accounts as of December 31, 2015 ($6,339,194).

The estimated net assets of the Columbia Large Cap Growth Fund V (Class A) immediately following the proposed substitution are estimated to be approximately $322,237,883. This is based on estimated net assets of the Existing Fund immediately before the substitution ($328,577,077), less the actual net assets invested in the Accounts as of December 31, 2015 ($6,339,194).

Except with respect to the proposed Substitutions listed in the table below, each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund. The table below identifies each Replacement Fund that has a higher management fee, but lower combined management and Rule 12b-1 fees, than its corresponding Existing Fund. The table also sets forth each Fund’s Rule 12b-1 fee, total annual operating expenses and net annual operating expenses. No Replacement Fund has a higher 12b-1 fee. For all of the proposed Substitutions described in the table below, each Replacement Fund’s total annual operating expenses are less than those of its corresponding Existing Fund.

For the Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years from the effective date of the Substitution (the “Effective Date”), the affected Contract owners to the extent a Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year.

	Existing Fund	Replacement Fund	Management Fee	Rule 12b-1 Fee	Total Annual Fund Operating Expenses	Net Annual Fund Operating Expenses
5.	Columbia Acorn International	Transamerica MFS International Equity VP	Higher (0.76%/0.92%)[2]	Lower (0.25%/0.00%)	Lower (1.29%/1.02%)	N/A

7.	Templeton Foreign Fund	Transamerica MFS International Equity VP	Higher (0.69%/0.92%)[3]	Lower (0.25%/0.00%)	Lower (1.18%/1.02%)	N/A

IV.	ADDITIONAL REPRESENTATIONS

The Insurance Companies will notify all owners of the Contracts affected by the Substitutions of their intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the funds as described herein. A form of the notice is appended

[2]	The highest management fee breakpoint levels for the Existing Fund and the Replacement Fund are 1.190% and 0.90%, respectively. See Appendix C for additional detail.

hereto as Appendix D. The notice will be sent at least 30 days prior to the Effective Date and will advise Contract owners that from the date of the notice until the Effective Date, owners are permitted to make one transfer of Contract value out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The notice will also inform Contract owners that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the Effective Date.3 The notice also will advise Contract owners that for at least 30 days following the Effective Date, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

In addition to the notice to be distributed to Contract owners discussed above, within five business days after the Effective Date, Contract owners will be sent a written notice (substantially in the form appended hereto as Appendix E) informing them the Substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts investing in a Replacement Fund on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts or from the variable account options to the fixed account options. The written notice will reiterate that (other than with respect to “market timing” activity) that each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after Effective Date. The Insurance Companies also will send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received copies.

The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner’s Contract value, account value, cash value, accumulation value or death benefit or in the dollar value of his or her investment in the Separate Accounts. The Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund, with the sub-account of the applicable Separate Account investing the proceeds of its redemption from the Existing Fund in the Replacement Fund. The purchase of the Replacement Fund shares will be for the exact amount of the redemption proceeds of the Existing Fund. Redemptions and purchases will occur simultaneously so that Contract values will remain fully invested at all times. All redemptions of shares of each Existing Fund and purchases of shares of each Replacement Fund will be effected in accordance with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder.

Because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the proposed Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Funds and Replacement Funds, which Applicants cannot predict. Nevertheless, Applicants note that at the time of the proposed Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

[3]	The Insurance Companies, however, may continue to impose restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company’s obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies or their affiliates. In addition, the proposed Substitutions will not impose any tax liability on Contract owners. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed Substitutions than before the proposed Substitutions. No fees will be charged on the transfers made at the time of the proposed Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

Each Insurance Company is seeking approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

As discussed in Section III.E., the Applicants agree that the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the Effective Date, Contract owners affected by the proposed Substitutions involving Transamerica Series Trust Replacement Funds and whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) will not exceed, on an annualized basis, the sum of the Existing Fund’s net annual operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses as of the fund’s most recent fiscal year. The Applicants further agree they will not increase the separate account charges on the Effective Date (net of any reimbursements or waivers) for any existing owner of the Contracts affected by proposed Substitutions involving Transamerica Series Trust Replacement Funds for a period of two years from the Effective Date.

V.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c)

The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions by the Insurance Companies of shares held by the Separate Accounts as described in Section III.A.

A.	Applicable Law

Section 26(c) (originally Section 26(b)) of the 1940 Act requires the depositor of a registered unit investment trust holding the securities of a single issuer to obtain Commission approval before substituting the securities held by the trust. Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution. The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provision of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970. Prior to the enactment of the 1970 amendments, a depositor of a unit investment trust could substitute new securities for those held by the trust by notifying the trust’s security holders of the substitution within five days of the substitution. In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the Replacement Fund,4 recommended that Section 26 be amended to require that a proposed Substitution of the underlying investments of a trust receive prior Commission approval.5

Congress responded to the Commission’s concerns by enacting Section 26(c) to require that the Commission approve all substitutions by the depositor of investments held by the unit investment trusts. The Senate Report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of the unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.6

The proposed Substitutions appear to involve substitutions of securities within the meaning of Section 26(c) of the 1940 Act.7 The Applicants, therefore, request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

B.	Basis for Order

The Contracts permit the Insurance Companies, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosure of this right.

[4]	In the years leading up to its 1966 recommendation, the Commission took the position that the substitution of portfolio securities of a unit investment trust constituted an offer of exchange under Section 11 of the 1940 Act requiring prior Commission approval. The Commission proposed Section 26(c) in order to specifically address substitutions by unit investment trusts which previously had been scrutinized under Section 11 of the 1940 Act. See House Committee on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).
[5]	See Id.
[6]	S. Rep. No. 184, 91st Cong. 1st Sess. 41 (1969).
[7]	While Section 26(c), by its terms, applies only to a unit investment trust holding the securities of one issuer, the Commission has interpreted Section 26(c) to apply to a substitution of securities in any sub-account of a registered separate account. Adoption of Permanent Exemptions from Certain Provisions of the Investment Company Act of 1940 for Registered Separate Accounts and Other Persons, Investment Company Act Rel. No. 12678 (Sept. 21, 1982).

Except with respect to the proposed Substitutions identified in the table of Section III.E. herein, each Replacement Fund will have the same or lower management fee and, if applicable, Rule 12b-1 fee compared to its corresponding Existing Fund. With respect to those proposed Substitutions that involve a Transamerica Series Trust Replacement Fund with a higher management fee, but lower combined management and Rule 12b-1 fees, the Insurance Companies or their affiliates will reimburse, on the last business day of each fiscal quarter, for a period of two years following the Effective Date, the affected Contract owners to the extent the Replacement Fund’s net annual operating expenses for such period exceeds, on an annualized basis, the net annual operating expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year. All of the Replacement Funds, including those that may be subject to a higher management fee, will have lower net annual fund operating expenses than their corresponding Existing Funds.

The Applicants submit that, in general, there is little likelihood that significant additional assets of the Separate Accounts, if any, will be allocated to the above-listed Existing Funds and, therefore, because of the cost of maintaining such Funds as investment options under the Contracts, it is in the interest of the Insurance Companies to substitute the applicable Replacement Funds which are currently being offered as investment options by the Insurance Companies.

In each case, the Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for its corresponding Existing Fund. The Insurance Companies believe each Replacement Fund’s sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund’s sub-adviser.

In addition to the foregoing, the Applicants generally submit that the proposed Substitutions meet the standards the Commission and its staff have applied to similar substitutions the Commission has in the past approved.8 The Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the Substitutions. The proposed Substitutions retain for Contract owners the investment flexibility which is a central feature of the Contracts. If the proposed Substitutions are carried out, all Contract owners will be permitted to allocate purchase payments and transfer Contract values and cash values between and among substantially the same number of sub-accounts as they could before the proposed Substitutions.

Applicants assert that the terms and conditions of the Substitutions meet the standards set forth in Section 26(c) and that the replacement of an Existing Fund with the corresponding Replacement Fund is

[8]

See, e.g., Horace Mann Life Insurance Company, et al., Inv. Co. Rel. No. 31744 (August 7, 2015) (order); Voya Retirement Insurance and Annuity Company, et al., Inv. Co. Rel. No. 31599 (May 12, 2015)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 31499 (March 6, 2015)(order); American Fidelity Assurance Company, et al., Inv. Co. Rel. No. 31251 (Sept. 16, 2014)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No. 31023 (April 22, 2014)(order); Minnesota Life Insurance Company, et al., Inv. Co. Rel. No. 31028 (April 24, 2014)(order); Ameritas Life Insurance Corp., et al., Inv. Rel. No. 30787 (Nov. 15, 2013)(order); Pacific Life Insurance Company, et al., Inv. Co. Rel. No. 30777 (Nov. 8, 2013)(order); The Northwestern Mutual Life Insurance Company, et al., Inv. Co. Rel. No. 30690 (Sept. 18, 2013)(order); American Family Life Insurance Company, et al., Inv. Co. Rel. No. 30601 (July 16, 2013)(order); Lincoln National Life Company, et al., Inv. Co. Rel. No. 30517 (May 14, 2013)(order); ING Life Insurance and Annuity Company, et al., Inv. Co. Rel. No. 30461 (April 12, 2013)(order); AXA Equitable Life Insurance Company, et al., Inv. Co. Rel. No. 30405 (Feb. 26, 2013)(order); Mutual of America Life Insurance Company, Inv. Co. Rel. No. 30335 (Dec. 31, 2012)(order); MetLife Insurance Company of Connecticut, et al., Inv. Co. Rel. No 29211 (April 20, 2010) (order), Inv. Co. Rel. No. 29190 (March 25, 2010) (notice).

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. None of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract values into other sub-accounts. Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage. The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

The proposed Substitutions also are unlike the type of substitution which Section 26(c) was designed to prevent in that by purchasing a Contract, Contract owners select much more than a particular investment company in which to invest their account values. They also select the specific type of insurance coverage offered by the Insurance Companies under their Contract as well as numerous other rights and privileges set forth in the Contract. Contract owners also may have considered TALIC’s and TFLIC’s size, financial condition, relationship with Transamerica Corporation and AEGON N.V., and their reputation for service in selecting their Contract. These factors will not change as a result of the proposed Substitutions.

C.	Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The proposed Substitutions will not be effected unless the Insurance Companies determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitutions can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	The Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Contract owners to effect the Substitutions.

3.	The proposed Substitutions will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.	The proposed Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for affected Contract owners as a result of the Substitutions.

5.	The rights or obligations of the Insurance Companies under the Contracts of affected Contract owners will not be altered in any way. The Substitutions will not adversely affect any riders under the Contracts.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Fund (before the Effective Date) or the Replacement Fund (after the Effective Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurance Company will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Effective Date through at least 30 days following the Effective Date.

7.	All affected Contract owners will be notified, at least 30 days before the Effective Date about: (a) the intended substitution of Existing Funds with the Replacement Funds; (b) the intended Effective Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, the Insurance Companies will deliver to all affected Contract owners, at least 30 days before the Effective Date, a prospectus for each applicable Replacement Fund.

8.	The Insurance Companies will deliver to each affected Contract owner within five (5) business days of the Effective Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the pre-substitution notice; and (c) values of the Contract owner’s position in the Existing Fund before the Substitution and the Replacement Fund after the Substitution.

9.	After the Effective Date the Applicants agree not to change a Replacement Fund’s sub- adviser without first obtaining shareholder approval of either (a) the sub-adviser change or (b) the parties’ continued ability to rely on their manager-of-managers exemptive order.

10.	For two years following the Effective Date the net annual expenses of each Replacement Fund will not exceed the net annual expenses of the corresponding Existing Fund as of the fund’s most recent fiscal year. To achieve this limitation, the Replacement Fund’s investment adviser will waive fees or reimburse the Replacement Fund in certain amounts to maintain expenses at or below the limit. Any adjustments will be made at least on a quarterly basis. In addition, the Insurance Companies will not increase the Contract fees and charges, including asset based charges such as mortality expense risk charges deducted from the Subaccounts that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Effective Date.

D.	Request for an Order

The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions by the Insurance Companies.

VI.	COMMUNICATIONS

Please address all communications concerning this Application and Notice and Order to:

Alison C. Ryan Associate General Counsel Transamerica 1150 South Olive Street, T-27-01 Los Angeles, CA 90015	Lea Anne Copenhefer Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110

VII.	AUTHORIZATIONS

Under Arkansas law and the articles of incorporation and by-laws of TALIC, its business and affairs are conducted by its board of directors. Under New York law and the articles of incorporation and by-laws of TFLIC, its business affairs are conducted by its board of directors. Under both Arkansas insurance law and New York insurance law, the business and affairs of the Separate Accounts are conducted by TALIC and TFLIC, respectively. Under Delaware law and the Declaration of Trust and By-Laws of Transamerica Series Trust, its business affairs are conducted by its Board of Trustees.

In accordance with such laws, articles, declaration, and by-laws, resolutions, as applicable, were adopted by a vote of the Boards of directors of TALIC and TFLIC for the Separate Accounts, authorizing their respective appropriate officers to prepare, execute and file with the Commission this Application. Copies of these resolutions are attached as Appendix F. These resolutions remain in full force and effect and are applicable to this Application. Accordingly, the persons signing this Application have been fully authorized to do so.

VIII.	CONCLUSION

For the foregoing reasons set forth in this Application, the Applicants state that the proposed Substitutions and the related transactions meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and that such order be made effective as soon as possible.

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Transamerica Advisors Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of Merrill Lynch Life Variable Annuity Separate Account D on the 1st day of July, 2016.

By:	Transamerica Advisors Life Insurance Company

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

Transamerica Financial Life Insurance Company has authorized this Application to be duly signed on its behalf and on behalf of ML of New York Variable Annuity Separate Account D on the 1st day of July, 2016.

By:	Transamerica Financial Life Insurance Company

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 1st day of July, 2016, for and on behalf of Transamerica Advisors Life Insurance Company and Merrill Lynch Life Variable Annuity Separate Account D, that she is Associate General Counsel of Transamerica Advisors Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

VERIFICATION

The undersigned states that she has duly executed the attached Application dated the 1st day of July, 2016, for and on behalf of Transamerica Financial Life Insurance Company and ML of New York Variable Annuity Separate Account D that she is Associate General Counsel of Transamerica Financial Life Insurance Company; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that she is familiar with such Application, and the contents thereof, and the facts set forth therein are true to the best of her knowledge, information and belief.

By:

/s/ Alison C. Ryan
Name:	Alison C. Ryan
Title:	Associate General Counsel

APPENDIX A

Glossary of Investment Risk Disclosures

Active Management Risk (Columbia Acorn USA, Columbia Acorn International and Columbia Large Cap Growth Fund V). The Investment Manager’s active management of the Fund could cause the Fund to underperform its benchmark index and/or other funds with similar investment objectives.

Active Trading. The portfolio is actively managed and may purchase and sell securities without regard to the length of time held. Active trading may have a negative impact on performance by increasing transaction costs and may generate greater amounts of net short-term capital gains, which, for shareholders holding shares in taxable accounts, would be subject to tax at ordinary income tax rates upon distribution.

Banking Industry. The portfolio may invest a significant portion of its assets in obligations that are issued or backed by U.S. and non-U.S. banks and other financial services companies, and thus will be more susceptible to negative events affecting the worldwide banking industry. Banks are sensitive to changes in money market and general economic conditions. Banks are highly regulated. Decisions by regulators may limit the loans banks make and the interest rates and fees they charge, and may reduce bank profitability.

Convertible Securities. Convertible securities share investment characteristics of both fixed income and equity securities. However, the value of these securities tends to vary more with fluctuations in the value of the underlying common stock than with fluctuations in interest rates. The value of convertible securities also tends to exhibit lower volatility than the underlying common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The portfolio could lose money if the issuer of a convertible security is unable to meet its financial obligations or goes bankrupt.

Convertible Securities Risk (American Century Equity Income Fund). The fund invests in convertible securities, which may be affected by changes in interest rates, the credit of the issuer and the value of the underlying common stock. In addition, because these securities are convertible into common stock, they are subject to general stock market risk, though to a lesser degree.

Convertible Securities Risk. (Columbia Large Cap Growth Fund V). Convertible securities are subject to the usual risks associated with debt instruments, such as interest rate risk and credit risk. Convertible securities also react to changes in the value of the common stock into which they convert, and are thus subject to market risk. The Fund may also be forced to convert a convertible security at an inopportune time, which may decrease the Fund’s return.

Counterparty. The portfolio will be subject to credit risk (that is, where changes in an issuer’s financial strength or credit rating may affect an instrument’s value) with respect to the amount it expects to receive from counterparties to derivatives, repurchase agreements and other financial contracts entered into by the portfolio or held by special purpose or structured vehicles. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, the value of your investment in the portfolio may decline.

Credit. If an issuer or other obligor (such as a party providing insurance or other credit enhancement) of a security held by the portfolio or a counterparty to a financial contract with the portfolio defaults or is downgraded, or is perceived to be less creditworthy, or if the value of any underlying assets declines, the value of your investment will typically decline. Below investment grade, high-yield debt securities (commonly known as “junk bonds”) have a higher risk of default and are considered speculative. Subordinated securities are more likely to suffer a credit loss than non-subordinated securities of the same issuer and will be disproportionately affected by a default, downgrade or perceived decline in creditworthiness.

Credit and Counterparty Risk (AllianzGI NFJ Mid-Cap Value Fund). An issuer or counterparty may default on obligations.

Currency. The value of investments in securities denominated in foreign currencies increases or decreases as the rates of exchange between those currencies and the U.S. dollar change. Currency conversion costs and currency fluctuations could reduce or eliminate investment gains or add to investment losses. Currency exchange rates can be volatile and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls, and speculation.

Currency Risk (AllianzGI NFJ Mid-Cap Value Fund). The values of non-U.S. securities may fluctuate with currency exchange rates and exposure to non-U.S. currencies may subject the Fund to the risk that those currencies will decline in value relative to the U.S. dollar.

Currency Risk (Pioneer Emerging Markets Fund). The fund could experience losses based on changes in the exchange rate between non-U.S. currencies and the U.S. dollar or as a result of currency conversion costs. Currency exchange rates can be volatile, and are affected by factors such as general economic conditions, the actions of the U.S. and foreign governments or central banks, the imposition of currency controls and speculation.

Currency Hedging. The portfolio may hedge its currency risk using currency futures, forwards or options. However, these instruments may not always work as intended, and a portfolio may be worse off than if it had not used a hedging instrument.

Debt Securities Risk (Pioneer Emerging Markets Fund). Factors that could contribute to a decline in the market value of debt securities in the fund include rising interest rates, if the issuer or other obligor of a security held by the fund fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less credit worthy or the credit quality or value of any underlying assets declines. Junk bonds involve greater risk of loss, are subject to greater price volatility and are less liquid, especially during periods of economic uncertainty or change, than higher quality debt securities; they may also be more difficult to value. Junk bonds have a higher risk of default or are already in default and are considered speculative.

Depositary Receipts. Depositary receipts may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert equity shares into depositary receipts and vice versa. Such restrictions may cause equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Depositary Receipts Risk. (Columbia Large Cap Growth Fund V). Depositary receipts are receipts issued by a bank or trust company reflecting ownership of underlying securities issued by foreign companies. Some foreign securities are traded in the form of American Depositary Receipts (ADRs). Depositary receipts involve risks similar to the risks associated with investments in foreign securities, including those associated with the particular country, which may be related to the particular political, regulatory, economic, social and other conditions or events occurring in the country and fluctuations in its currency, as well as market risk tied to the underlying foreign company. In addition, ADR holders may have limited voting rights, may not have the same rights afforded typical company stockholders in the event of a corporate action such as an acquisition, merger or rights offering and may experience difficulty in receiving company stockholder communications.

Derivatives. Using derivatives exposes the portfolio to additional risks and can increase portfolio losses and reduce opportunities for gains when market prices, interest rates or the derivatives themselves behave in a way not anticipated by the portfolio. Using derivatives also can have a leveraging effect and increase portfolio volatility. The portfolio may also have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the portfolio. The portfolio’s investments in derivative instruments may involve a small investment relative to the amount of investment exposure assumed and may result in losses exceeding the amounts invested in those instruments. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Derivatives Risk (Pioneer Emerging Markets Fund). Using stock index futures and options and other derivatives can increase fund losses and reduce opportunities for gains when market prices, interest rates or the derivative instruments themselves behave in a way not anticipated by the fund. Using derivatives may increase the volatility of the fund’s net asset value and may not provide the result intended. Derivatives may have a leveraging effect on the fund. Some derivatives have the potential for unlimited loss, regardless of the size of the fund’s initial investment. Changes in a derivative’s value may not correlate well with the referenced asset or metric. The fund also may have to sell assets at inopportune times to satisfy its obligations. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the fund. The U.S. government is in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make them more costly, may limit their availability, may disrupt markets or may otherwise adversely affect their value or performance.

Developing Market Countries (Templeton Foreign Fund). The Fund’s investments in developing market countries are subject to all of the risks of foreign investing generally, and have additional heightened risks due to a lack of established legal, political, business and social frameworks to support securities markets, including: delays in settling portfolio securities transactions; currency and capital controls; greater sensitivity to interest rate changes; pervasiveness of corruption and crime; currency exchange rate volatility; and inflation, deflation or currency devaluation.

Discontinuance of Dividend Payments (American Century Equity Income Fund). If the stocks purchased by the fund do not continue dividend payments, the value of the fund’s shares may decline, even if stock prices generally are rising.

Emerging Markets. Investments in the securities of issuers located in or principally doing business in emerging markets are subject to foreign investments risks. These risks are greater for investments in issuers in emerging market countries. Emerging market countries tend to have economic, political and legal systems that are less fully developed and are less stable than those of more developed countries. Low trading volumes may result in a lack of liquidity and in extreme price volatility.

Emerging Markets Risk (AllianzGI NFJ Mid-Cap Value Fund). Non-U.S. investment risk may be particularly high to the extent that the Fund invests in emerging market securities. These securities may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

Emerging Market Securities Risk (Columbia Acorn International and Columbia Large Cap Growth Fund V). Securities issued by foreign governments or companies in emerging market countries, such as China, Russia and certain countries in Eastern Europe, the Middle East, Asia, Latin America or Africa, are more likely to have greater exposure to the risks of investing in foreign securities that are described in Foreign Securities Risk. In addition, emerging market countries are more likely to experience instability resulting, for example, from rapid changes or developments in social, political, economic or other conditions. Their economies are usually less mature and their securities markets are typically less developed with more limited trading activity (i.e., lower trading volumes and less liquidity) than more developed countries. Emerging market securities tend to be more volatile than securities in more developed markets. Many emerging market countries are heavily dependent on international trade and have fewer trading partners, which makes them more sensitive to world commodity prices and economic downturns in other countries, and some have a higher risk of currency devaluations.

Equity Securities. Equity securities represent an ownership interest in an issuer, rank junior in a company’s capital structure and consequently may entail greater risk of loss than debt securities. Equity securities include common and preferred stocks. Stock markets are volatile. The price of equity securities fluctuates based on changes in a company’s financial condition and overall market and economic conditions. If the market prices of the equity securities owned by the portfolio fall, the value of your investment in the portfolio will decline.

Equity Securities Risk (AllianzGI NFJ Mid-Cap Value Fund). Equity securities may react more strongly to changes in an issuer’s financial condition or prospects than other securities of the same issuer.

Exchange Traded Funds. Equity-based ETFs are subject to risks similar to those of stocks; fixed income-based ETFs are subject to risks similar to those of fixed-income securities. ETF shares may trade at a premium or discount to net asset value. ETFs are subject to secondary market trading risks. In addition, a portfolio will bear a pro rata portion of the operating expenses of an ETF in which it invests.

Expense Risk (Pioneer Emerging Markets Fund). Your actual costs of investing in the fund may be higher than the expenses shown in “Annual fund operating expenses” for a variety of reasons. For example, expense ratios may be higher than those shown if overall net assets decrease. Net assets are more likely to decrease and fund expense ratios are more likely to increase when markets are volatile.

Extension. When interest rates rise, repayments of fixed income securities, particularly asset- and mortgage-backed securities, may occur more slowly than anticipated, extending the effective duration of these fixed income securities at below market interest rates and causing their market prices to decline more than they would have declined due to the rise in interest rates alone. This may cause the portfolio’s share price to be more volatile.

Fixed-Income Securities. The market prices of fixed-income securities may go up or down, sometimes rapidly and unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates, lack of liquidity in the bond markets or adverse investor sentiment. In addition, the market value of a fixed income security may decline if the issuer or other obligor of the security fails to pay principal and/or interest, otherwise defaults or has its credit rating downgraded or is perceived to be less creditworthy, or the credit quality or value of any underlying assets declines. When market prices fall, the value of your investment will go down. The value of your investment will generally go down when interest rates rise. Interest rates have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Focus (Templeton Foreign Fund). To the extent that the Fund focuses on particular countries, regions, industries, sectors or types of investment from time to time, the Fund may be subject to greater risks of adverse developments in such areas of focus than a fund that invests in a wider variety of countries, regions, industries, sectors or investments.

Focused Investment Risk (AllianzGI NFJ Mid-Cap Value Fund). Focusing on a limited number of issuers, sectors, industries or geographic regions increases risk and volatility.

Focused Investing. To the extent the portfolio invests in one or more countries, regions, sectors or industries, or in a limited number of issuers, the portfolio will be more susceptible to negative events affecting those countries, regions, sectors, industries or issuers. Local events, such as political upheaval, financial troubles, or natural disasters may disrupt a country’s or region’s securities markets. Geographic risk is especially high in emerging markets.

Focused Portfolio Risk (Columbia Large Cap Growth Fund V). Because the Fund may invest in a limited number of companies, the Fund as a whole is subject to greater risk of loss if any of those securities decline in price.

Foreign Currency Risk (Columbia Acorn International). The performance of the Fund may be materially affected positively or negatively by foreign currency strength or weakness relative to the U.S. dollar, particularly if the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

Foreign Investments. Investing in securities of foreign issuers or issuers with significant exposure to foreign markets involves additional risk. Foreign countries in which the portfolio may invest may have markets that are less liquid, less regulated and more volatile than U.S. markets. The value of the portfolio’s investments may decline because of factors affecting the particular issuer as well as foreign markets and issuers generally, such as unfavorable government actions, political or financial instability or other adverse economic or political developments. Lack of information and weaker accounting standards also may affect the value of these securities.

Foreign Securities (Templeton Foreign Fund). Investing in foreign securities typically involves more risks than investing in U.S. securities, and includes risks associated with: political and economic developments—the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.; trading practices—government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.; availability of information—foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers; limited markets—the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and currency exchange rate fluctuations and policies. The risks of foreign investments may be greater in developing or emerging market countries.

Foreign Securities (American Century Equity Income Fund and American Century Ultra Fund). The fund may invest in foreign securities, which can be riskier than investing in U.S. securities. Securities of foreign issuers may be less liquid, more volatile and harder to value than U.S. securities.

Foreign Securities Risk (Columbia Acorn International). Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. The performance of the Fund may be negatively impacted by fluctuations in a foreign currency’s strength or weakness relative to the U.S. dollar, particularly to the extent the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

Operational and Settlement Risks of Foreign Securities. The Fund’s foreign securities are generally held outside the United States in the primary market for the securities in the custody of foreign sub-custodians. Some countries have limited governmental oversight and regulation, which increases the risk of corruption and fraud and the possibility of losses to the Fund. In particular, under certain circumstances, foreign securities may settle on a delayed delivery basis, meaning that the Fund may be required to make payment for securities before the Fund has actually received delivery of the securities or deliver securities prior to the receipt of payment. As a result, there is a risk that the security will not be delivered to the Fund or that payment will not be received. Losses can also result from lost, stolen or counterfeit securities; defaults by brokers and banks; failures or defects of the settlement system; or poor and improper record keeping by registrars and issuers.

Share Blocking. In certain non-U.S. markets, an issuer’s securities are blocked from trading for a specified number of days before and, in certain instances, after a shareholder meeting. The blocking period can last up to several weeks. Share blocking may prevent the Fund from buying or selling securities during this period. As a consequence of these restrictions, the Investment Manager, on behalf of the Fund, may abstain from voting proxies in markets that require share blocking.

Foreign Securities Risk (Columbia Large Cap Growth Fund V). Investments in or exposure to foreign securities involve certain risks not associated with investments in or exposure to securities of U.S. companies. Foreign securities subject the Fund to the risks associated with investing in the particular country of an issuer, including the political, regulatory, economic, social, diplomatic and other conditions or events occurring in the country or region, as well as risks associated with less developed custody and settlement practices. Foreign securities may be more volatile and less liquid than investments in securities of U.S. companies, and are subject to the risks associated with potential imposition of economic and other sanctions against a particular foreign country, its nationals or industries or businesses within the country. The performance of the Fund may be negatively impacted by fluctuations in a foreign currency’s strength or weakness relative to the U.S. dollar, particularly if the Fund invests a significant percentage of its assets in foreign securities or other assets denominated in currencies other than the U.S. dollar.

Forward Foreign Currency Transactions Risk (Pioneer Emerging Markets Fund). The fund may not fully benefit from or may lose money on forward foreign currency transactions if changes in currency rates do not occur as anticipated or do not correspond accurately to changes in the value of the fund’s holdings, or if the counterparty defaults. Such transactions may also prevent the fund from realizing profits on favorable movements in exchange rates. Risk of counterparty default is greater for counterparties located in emerging markets.

Geographic Focus Risk (Pioneer Emerging Markets Fund). To the extent that the fund invests from time to time more than 25% of its assets in issuers organized or located in a particular geographic region, including but not limited to issuers organized or with exposure to China and other Asian countries, the fund may be particularly affected by adverse securities markets, exchange rates and social, political, regulatory or economic events which may occur in those regions.

Geographic Focus Risk (Columbia Acorn International). The Fund may be particularly susceptible to economic, political, regulatory or other events or conditions affecting issuers and countries within the specific geographic regions in which the Fund invests. The Fund’s NAV may be more volatile than the NAV of a more geographically diversified fund.

Many of the countries in the Asia Pacific region are considered underdeveloped or developing, including from a political, economic and/or social perspective, and may have relatively unstable governments and economies based on limited business, industries and/or natural resources or commodities. Events in any one country within the region may impact other countries in the region or the region as a whole. As a result, events in the region will generally have a greater effect on the Fund than if the Fund were more geographically diversified. This could result in increased volatility in the value of the Fund’s investments and losses for the Fund. Also, securities of some companies in the region can be less liquid that U.S. or other foreign securities, potentially making it difficult for the Fund to see such securities at a desirable time and price.

Growth Securities Risk (Columbia Large Cap Growth Fund V). Growth securities typically trade at a higher multiple of earnings than other types of equity securities. Accordingly, the market values of growth securities may never reach their expected market value and may decline in price. In addition, growth securities, at times, may not perform as well as value securities or the stock market in general, and may be out of favor with investors for varying periods of time.

Growth Stocks. Returns on growth stocks may not move in tandem with returns on other categories of stocks or the market as a whole. Growth stocks may be particularly susceptible to larger price swings or to adverse developments. Growth stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “value” stocks.

Growth Stocks (American Ultra Fund). Investments in growth stocks may be more volatile than other stocks and the overall stock market. These stocks are typically priced higher than other stocks because of their growth potential, which may or may not be realized.

Industry Concentration. The portfolio concentrates its investments in a specific industry or industries. Concentration in a particular industry subjects the portfolio to the risks associated with that industry. As a result, the portfolio may be subject to greater price volatility and risk of loss as a result of adverse economic, business or other developments affecting that industry than portfolios investing in a broader range of industries.

Interest Rate. Interest rates in the U.S. have been at historically low levels, so the portfolio faces a heightened risk that interest rates may rise. The value of fixed income securities generally goes down when interest rates rise, and therefore the value of your investment in the portfolio may also go down. Debt securities have varying levels of sensitivity to changes in interest rates. A rise in rates tends to have a greater impact on the prices of longer term or duration securities.

Issuer Focus Risk (Pioneer Emerging Markets Fund). The fund may invest in fewer than 40 securities and, as a result, the fund’s performance may be more volatile than the performance of funds holding more securities.

Issuer Risk (AllianzGI NFJ Mid-Cap Value Fund). The Fund will be affected by factors specific to the issuers of securities and other instruments in which the Fund invests, including actual or perceived changes in the financial condition or business prospects of such issuers.

Issuer Risk (Columbia Large Cap Growth Fund V, Columbia Acorn USA and Columbia Acorn International). An issuer in which the Fund invests may perform poorly, and the value of its securities may therefore decline, which would negatively affect the Fund’s performance. Poor performance may be caused by poor management decisions, competitive pressures, breakthroughs in technology, reliance on suppliers, labor problems or shortages, corporate restructurings, fraudulent disclosures, natural disasters or other events, conditions or factors.

Legal and Regulatory. Legal and regulatory changes could occur that may adversely affect the portfolio, its investments, and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. Certain changes have already been proposed and additional changes are expected. New or revised laws or regulations may be imposed by the U.S. Securities and Exchange Commission, the U.S. Commodity Futures Trading Commission, the Internal Revenue Service, the U.S. Federal Reserve or other governmental regulatory authorities or self-regulatory organizations that could adversely affect the portfolio. The portfolio also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by governmental regulatory authorities or self-regulatory organizations.

Leveraging. The value of your investment may be more volatile to the extent that the portfolio borrows or uses derivatives or other investments that have a leveraging effect on the portfolio. Other risks also will be compounded. This is because leverage generally magnifies the effect of a change in the value of an asset and creates a risk of loss of value on a larger pool of assets than the portfolio would otherwise have had. The use of leverage is considered to be a speculative investment practice and may result in the loss of a substantial amount, and possibly all, of the portfolio’s assets. The portfolio also may have to sell assets at inopportune times to satisfy its obligations.

Leveraging Risk (Pioneer Emerging Markets Fund). The value of your investment may be more volatile and other risks tend to be compounded if the fund borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage. Leverage generally magnifies the effect of any increase or decrease in the value of the fund’s underlying assets and creates a risk of loss of value on a larger pool of assets than the fund would otherwise have, potentially resulting in the loss of all assets. Engaging in such transactions may cause the fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or meet segregation requirements.

Liquidity. The portfolio may make investments that are illiquid or that become illiquid after purchase. The liquidity and value of investments can deteriorate rapidly and those investments may be difficult or impossible to sell, particularly during times of market turmoil. These illiquid investments may also be difficult to value. If the portfolio is forced to sell an illiquid asset to meet redemption requests or other cash needs, the portfolio may be forced to sell at a loss.

Liquidity Risk (AllianzGI NFJ Mid-Cap Value Fund). The lack of an active market for investments may cause delay in disposition or force a sale below fair value.

Liquidity Risk (Pioneer Emerging Markets Fund). Some securities and derivatives held by the fund may be impossible or difficult to purchase, sell or unwind, particularly during times of market turmoil. Illiquid securities and derivatives also may be difficult to value. If the fund is forced to sell an illiquid asset or unwind a derivatives position to meet redemption requests or other cash needs, the fund may be forced to sell at a loss.

Liquidity and Trading Volume Risk (Columbia Acorn International). Due to market conditions, including uncertainty regarding the price of a security, it may be difficult for the Fund to buy or sell portfolio securities at a desirable time or price, which could result in investment losses. This risk of portfolio illiquidity is heightened with respect to small- and mid-cap securities, generally, and foreign small- and mid-cap securities in particular. The Fund may have to lower the selling price, liquidate other investments, or forego another, more appealing investment opportunity as a result of illiquidity in the markets. As a result of significant and sustained reductions in emerging and developed international market trading volumes in the wake of the 2007-2009 financial crisis, it may take longer to buy or sell securities, which can exacerbate the Fund’s exposure to volatile markets. The Fund may also be limited in its ability to execute favorable trades in portfolio securities in response to changes in share prices and fundamentals, and may be forced to dispose of securities under disadvantageous circumstances and at a loss. As the Fund grows in size, these considerations take on increasing significance and may adversely impact performance.

Management. The portfolio is subject to the risk that the investment manager’ or sub-adviser’s judgments and investment decisions may be incorrect or otherwise may not produce the desired results. The value of your investment may decrease if the sub-adviser’s judgment about the quality, relative yield or value of, or market trends affecting, a particular security or issuer, industry, sector, region or market segment, or about the economy or interest rates, is incorrect. The portfolio may also suffer losses if there are imperfections, errors or limitations in the tools, resources, information and data used, or the analyses employed or relied on, by the sub-adviser, or if the sub-adviser’s investment style is out of favor or otherwise fails to produce the desired results. The portfolio’s investment strategies designed by the investment manager may not work as intended. In addition, the portfolio’s investment strategies or policies may change from time to time. Those changes may not lead to the results intended by the investment manager and could have an adverse effect on the value or performance of the portfolio. Any of these things could cause the portfolio to lose value or its results to lag relevant benchmarks or other funds with similar objectives.

Management (Templeton Foreign Fund). The Fund is subject to management risk because it is an actively managed investment portfolio. The Fund’s investment manager applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these decisions will produce the desired results.

Management Risk (AllianzGI NFJ Mid-Cap Value Fund). The Fund will be affected by the allocation determinations, investment decisions and techniques of the Fund’s management.

Market. The market prices of the portfolio’s securities may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic or political conditions, inflation, changes in interest rates or currency rates, lack of liquidity in the markets or adverse investor sentiment. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Market prices of securities also may go down due to events or conditions that affect particular sectors, industries or issuers. When market prices fall, the value of your investment will go down. The portfolio may experience a substantial or complete loss on any individual security. Financial markets in the U.S., Europe and elsewhere have experienced increased volatility and decreased liquidity since the global financial crisis began in 2008. Governmental and non-governmental issuers defaulted on, or were forced to restructure, their debts. These market conditions may continue, worsen or spread. The U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, or other related efforts in response to the crisis could negatively affect financial markets generally and increase market volatility as well as result in higher interest rates and reduce the value and liquidity of certain securities. This environment could make identifying investment risks and opportunities especially difficult for the sub-adviser. Whether or not the portfolio invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the portfolio’s investments may be negatively affected. In addition, policy and legislative changes in the United States and in other countries are affecting many aspects of financial regulation, and in some instances may contribute to decreased liquidity and increased volatility in the financial markets.

Market (Templeton Foreign Fund). The market values of securities owned by the Fund will go up or down, sometimes rapidly or unpredictably. A security’s market value may be reduced by market activity or other results of supply and demand unrelated to the issuer. This is a basic risk associated with all securities. When there are more sellers than buyers, prices tend to fall. Likewise, when there are more buyers than sellers, prices tend to rise. Stock prices tend to go up and down more dramatically than those of debt securities. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various stocks held by the Fund.

Market Risk (American Century Ultra Fund and American Century Equity Income Fund). The value of the fund’s shares will go up and down based on the performance of the companies whose securities it owns and other factors generally affecting the securities market.

Market Risk (Columbia Acorn USA, Columbia Acorn International and Columbia Large Cap Growth Fund V). Market risk refers to the possibility that the market values of securities or other investments that the Fund holds will fall, sometimes rapidly or unpredictably, or fail to rise. An investment in the Fund could lose money over short or long periods. Although equity securities generally tend to have greater price volatility than debt securities, under certain market conditions debt securities may have comparable or greater price volatility.

Market Risk (Pioneer Emerging Markets Fund). The values of securities held by the fund may go up or down, sometimes rapidly or unpredictably, due to general market conditions, such as real or perceived adverse economic, political, or regulatory conditions, inflation, changes in interest or currency rates, lack of liquidity in the bond markets or adverse investor sentiment. The global financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities and unprecedented volatility in the markets. In response to the crisis, the U.S. government and the Federal Reserve, as well as certain foreign governments and their central banks have taken steps to support financial markets, including by keeping interest rates at historically low levels. More recently, the Federal Reserve has reduced its market support activities. Further reduction or withdrawal of this support, failure of efforts in response to the crisis, or investor perception that these efforts are not succeeding could negatively affect financial markets generally as well as result in higher interest rates, increase market volatility and reduce the value and liquidity of certain securities. Whether or not the fund invests in securities of issuers located in or with significant exposure to countries experiencing economic and financial difficulties, the value and liquidity of the fund’s investments may be negatively affected. In addition, policy and legislative changes in the U.S. and in other countries are affecting many aspects of financial regulation. The impact of these changes on the markets, and the practical implications for market participants, may not be fully known for some time. The fund may experience a substantial or complete loss on any individual security or derivative position.

Market Segment Risk (Pioneer Emerging Markets Fund). To the extent the fund emphasizes, from time to time, investments in a market segment, the fund will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a fund without the same focus.

Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of medium capitalization companies. Investing in medium capitalization companies involves greater risk than is customarily associated with more established companies. The prices of securities of medium capitalization companies generally are more volatile and are more likely to be adversely affected by changes in earnings results and investor expectations or poor economic or market conditions. Securities of medium capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Model and Data. If quantitative models, algorithms or calculations (whether proprietary and developed by the sub-adviser or supplied by third parties) (“Models”) or information or data supplied by third parties (“Data”) prove to be incorrect or incomplete, any decisions made, in whole or part, in reliance thereon expose the portfolio to additional risks. Models can be predictive in nature. The use of predictive Models has inherent risks. The success of relying on or otherwise using Models depends on a number of factors, including the validity, accuracy and completeness of the Model’s development, implementation and maintenance, the Model’s assumptions, factors, algorithms and methodologies, and the accuracy and reliability of the supplied historical or other Data. Models rely on, among other things, correct and complete Data inputs. If incorrect Data is entered into even a well-founded Model, the resulting information will be incorrect. However, even if Data is input correctly, Model prices may differ substantially from market prices, especially for securities with complex characteristics. Investments selected with the use of Models may perform differently than expected as a result of the design of the Model, inputs into the Model or other factors. There can be no assurance that the use of Models will result in effective investment decisions for the portfolio.

Mortgage-Related and Asset-Backed Securities. The value of mortgage-related and asset-backed securities will be influenced by factors affecting the housing market and the assets underlying such securities. As a result, during periods of declining asset values, difficult or frozen credit markets, swings in interest rates, or deteriorating economic conditions, mortgage-related and asset-backed securities may decline in value, face valuation difficulties, become more volatile and/or become illiquid. Mortgage-backed securities may be issued by private issuers, by government-sponsored entities such as Fannie Mae or Freddie Mac or by agencies of the U.S. government, such as Ginnie Mae. Mortgage-backed securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Unlike mortgage-related securities issued or guaranteed by agencies of the U.S.

government or government-sponsored entities, mortgage-related securities issued by private issuers do not have a government or government-sponsored entity guarantee (but may have other credit enhancement), and may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics. Asset-backed securities represent participations in, or are secured by and payable from, assets such as installment sales or loan contracts, leases, credit card receivables and other categories of receivables. The value of mortgage-backed and asset-backed securities may be affected by changes in credit quality or value of the mortgage loans or other assets that support the securities. Mortgage-backed and asset-backed securities are subject to prepayment or call and extension risks. Some of these securities may receive little or no collateral protection from the underlying assets. The risk of default is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less information available than for other types of debt securities. Upon the occurrence of certain triggering events or defaults, the portfolio may become the holder of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss.

Non-Diversification. The portfolio is classified as “non-diversified,” which means it may invest a larger percentage of its assets in a smaller number of issuers than a diversified fund. To the extent the portfolio invests its assets in a smaller number of issuers, the portfolio will be more susceptible to negative events affecting those issuers than a diversified fund.

Non-U.S. Investment Risk (AllianzGI NFJ Mid-Cap Value Fund). Non-U.S. securities markets and issuers may be more volatile, smaller, less liquid, less transparent and subject to less oversight, particularly in emerging markets.

Portfolio Selection (Pioneer Emerging Markets Fund). The subadviser’s judgment about a particular security or issuer, or about the economy or a particular sector, region or market segment, or about an investment strategy, may prove to be incorrect.

Portfolio Turnover Risk (Pioneer Emerging Markets Fund). If the fund does a lot of trading, it may incur additional operating expenses, which would reduce performance, and could cause shareowners to incur a higher level of taxable income or capital gains.

Preferred Stock. Preferred stock’s right to dividends and liquidation proceeds is junior to the rights of a company’s debt securities. The value of preferred stock may be subject to factors that affect fixed income and equity securities, including changes in interest rates and in a company’s creditworthiness. The value of preferred stock tends to vary more with fluctuations in the underlying common stock and less with fluctuations in interest rates and tends to exhibit greater volatility. Shareholders of preferred stock may suffer a loss of value if dividends are not paid and have limited voting rights.

Preferred Stocks Risk (Pioneer Emerging Markets Fund). Preferred stocks may pay fixed or adjustable rates of return. Preferred stocks are subject to issuer-specific and market risks applicable generally to equity securities. In addition, a company’s preferred stocks generally pay dividends only after the company makes required payments to holders of its bonds and other debt. Thus, the value of preferred stocks will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. The market value of preferred stocks generally decreases when interest rates rise. Preferred stocks of smaller companies may be more vulnerable to adverse developments than preferred stocks of larger companies.

Prepayment or Call. Many issuers have a right to prepay their securities. If interest rates fall, an issuer may exercise this right. If this happens, the portfolio will not benefit from the rise in market price that normally accompanies a decline in interest rates, and will be forced to reinvest prepayment proceeds at a time when yields on securities available in the market are lower than the yield on the prepaid security. The portfolio also may lose any premium it paid on the security.

Principal Loss (American Century Equity Income Fund and American Century Ultra Fund). At any given time your shares may be worth less than the price you paid for them. In other words, it is possible to lose money by investing in the fund.

Price Volatility (American Century Ultra Fund). The value of a fund’s shares may fluctuate significantly in the short term.

Real Estate Securities. Investments in the real estate industry are subject to risks associated with direct investment in real estate. These risks include declines in the value of real estate, adverse general and local economic conditions, increased competition, overbuilding and changes in operating expenses, property taxes or interest rates.

REITs. Investing in real estate investment trusts (“REITs”) involves unique risks. When the portfolio invests in REITs, it is subject to risks generally associated with investing in real estate. A REIT’s performance depends on the types and locations of the properties it owns, how well it manages those properties and cash flow. REITs may have lower trading volumes and may be subject to more abrupt or erratic price movements than the overall securities markets. In addition to its own expenses, the portfolio will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests. REITs are subject to a number of highly technical tax-related rules and requirements; and the failure to qualify as a REIT could result in corporate-level taxation, significantly reducing the return on an investment to the portfolio.

REIT and Real Estate-Related Investment Risk (AllianzGI NFJ Mid-Cap Value Fund). Adverse changes in the real estate markets may affect the value of REIT investments or real estate-linked derivatives.

Repurchase Agreements. If the other party to a repurchase agreement defaults on its obligation, the portfolio may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security and the market value declines, the portfolio could lose money. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the portfolio’s ability to dispose of the underlying securities may be restricted.

Risks of Initial Public Offerings (Pioneer Emerging Markets Fund). Companies involved in initial public offerings (IPOs) generally have limited operating histories, and prospects for future profitability are uncertain. The market for IPO issuers has been volatile, and share prices of newly public companies have fluctuated significantly over short periods of time. The purchase of IPO shares may involve high transaction costs.

Risks of Investment in Other Funds (Pioneer Emerging Markets Fund). Investing in other investment companies, including exchange-traded funds (ETFs), subjects the fund to the risks of investing in the underlying securities or assets held by those funds. When investing in another fund, the fund will bear a pro rata portion of the underlying fund’s expenses, in addition to its own expenses.

Risks of non-U.S. Investments (Pioneer Emerging Markets Fund). Investing in non-U.S. issuers, or in U.S. issuers that have significant exposure to foreign markets may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent that the fund invests significantly in one region or country. These risks may include different financial reporting practices and regulatory standards, less liquid trading markets, extreme price volatility, currency risks, changes in economic, political, regulatory and social conditions, sustained economic downturns, financial instability, tax burdens, and investment and repatriation restrictions. Lack of information and less market regulation also may affect the value of these securities. Withholding and other non-U.S. taxes may decrease the fund’s return. Non-U.S. issuers may be located in parts of the world that have historically been prone to natural disasters. Investing in depositary receipts is subject to many of the same risks as investing directly in non-U.S. issuers. Depositary receipts may involve higher expenses and may trade at a discount (or premium) to the underlying security. Current and any future sanctions or other government actions against Russia could negatively impact the fund’s investments in securities issued by Russian issuers or economically tied to Russian markets.

Risks of Warrants and Rights (Pioneer Emerging Markets Fund). If the price of the underlying stock does not rise above the exercise price before the warrant expires, the warrant generally expires without any value and the fund loses any amount it paid for the warrant. The failure to exercise subscription rights to purchase common shares would result in the dilution of the fund’s interest in the issuing company.

Rule 144A and Privately Placed Securities. The portfolio’s investments may include privately placed securities such as Rule 144A securities, which are subject to resale restrictions. Rule 144A permits certain qualified institutional buyers, such as the portfolio, to trade in privately placed securities that have not been registered for sale to the public. Rule 144A and other privately placed securities may be deemed illiquid, and the portfolio might be unable to dispose of such securities promptly or at reasonable prices.

Sector Risk (Columbia Acorn International and Columbia Acorn USA). At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more the Fund diversifies its investments, the more it spreads risk and potentially reduces the risks of loss and volatility.

Sector Risk. (Columbia Large Cap Growth Fund V). At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within an economic sector, including the consumer discretionary sector, the health care sector and the information technology and technology-related sectors. Companies in the same economic sector may be similarly affected by economic, regulatory, political or market events or conditions, which may make the Fund more vulnerable to unfavorable developments in that economic sector than funds that invest more broadly. Generally, the more broadly the Fund invests, the more it spreads risk and potentially reduces the risks of loss and volatility.

The Fund may be more susceptible to the particular risks that may affect companies in the consumer discretionary sector than if it were invested in a wider variety of companies in unrelated sectors. Companies in the consumer discretionary sector are subject to certain risks, including fluctuations in the performance of the overall domestic and international economy, interest rate changes, increased competition and consumer confidence. Performance of such companies may be affected by factors including reduced disposable household income, reduced consumer spending, changing demographics and consumer tastes.

The Fund may be more susceptible to the particular risks that may affect companies in the health care sector than if it were invested in a wider variety of companies in unrelated sectors. Companies in the health care sector are subject to certain risks, including restrictions on government reimbursement for medical expenses, government approval of medical products and services, competitive pricing pressures, and the rising cost of medical products and services (especially for companies dependent upon a relatively limited number of products or services). Performance of such companies may be affected by factors including, government regulation, obtaining and protecting patents (or the failure to do so), product liability and other similar litigation as well as product obsolescence.

The Fund may be more susceptible to the particular risks that may affect companies in the information technology sector, as well as other technology-related sectors (collectively, the technology sectors) than if it were invested in a wider variety of companies in unrelated sectors. Companies in the technology sectors are subject to certain risks, including the risk that new services, equipment or technologies will not be accepted by consumers and businesses or will become rapidly obsolete. Performance of such companies may be affected by factors including obtaining and protecting patents (or the failure to do so) and significant competitive pressures, including aggressive pricing of their products or services, new market entrants, competition for market share and short product cycles due to an accelerated rate of technological developments. Such competitive pressures may lead to limited earnings and/or falling profit margins. As a result, the value of their securities may fall or fail to rise. In addition, many technology sector companies have limited operating histories and prices of these companies’ securities historically have been more volatile than other securities, especially over the short term.

Small Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small capitalization companies. Small capitalization companies may be more at risk than larger capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on limited management groups. The prices of securities of small capitalization companies generally are more volatile than those of larger capitalization companies and are more likely to be adversely affected than larger capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small capitalization companies may underperform larger capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Smaller Company Risk (AllianzGI NFJ Mid-Cap Value Fund). Securities issued by smaller companies may be more volatile and present increased liquidity risk relative to securities issued by larger companies.

Small and Medium Capitalization Companies. The portfolio will be exposed to additional risks as a result of its investments in the securities of small or medium capitalization companies. Small or medium capitalization companies may be more at risk than large capitalization companies because, among other things, they may have limited product lines, operating history, market or financial resources, or because they may depend on a limited management group. The prices of securities of small and medium capitalization companies generally are more volatile than those of large capitalization companies and are more likely to be adversely affected than large capitalization companies by changes in earnings results and investor expectations or poor economic or market conditions. Securities of small and medium capitalization companies may underperform large capitalization companies, may be harder to sell at times and at prices the portfolio managers believe appropriate and may offer greater potential for losses.

Small and Mid-Size Companies Risk (Pioneer Emerging Markets Fund). Compared to large companies, small and mid-size companies, and the market for their equity securities, may be more sensitive to changes in earnings results and investor expectations, have more limited product lines and capital resources, experience sharper swings in market values, have limited liquidity, be harder to value or to sell at the times and prices the adviser thinks appropriate, and offer greater potential for gain and loss.

Small- and Mid-Cap Company Securities Risk (Columbia Acorn USA and Columbia Acorn International). Investments in small- and mid-capitalization companies (small- and mid-cap companies) often involve greater risks than investments in larger, more established companies (larger companies) because small and mid-cap companies tend to have less predictable earnings and may lack the management experience, financial resources, product diversification and competitive strengths of larger companies. Securities of small- and mid-cap companies may be less liquid and more volatile than the securities of larger companies.

Smaller and Midsize Companies (Templeton Foreign Fund). Securities issued by smaller and midsize companies may be more volatile in price than those of larger companies, involve substantial risks and should be considered speculative. Such risks may include greater sensitivity to economic conditions, less certain growth prospects, lack of depth of management and funds for growth and development, and limited or less developed product lines and markets. In addition, smaller and midsize companies may be particularly affected by interest rate increases, as they may find it more difficult to borrow money to continue or expand operations, or may have difficulty in repaying any loans.

Sovereign Debt. Sovereign debt instruments are subject to the risk that the governmental entity may delay or fail to pay interest or repay principal on its sovereign debt. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There may be no established legal process for collecting sovereign debt that a government does not pay, nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

Style Risk (American Century Ultra Fund). If at any time the market is not favoring the fund’s growth investment style, the fund’s gains may not be as big as, or its losses may be bigger than, those of other equity funds using different investment styles.

Style Risk (American Century Equity Income Fund). If the market does not consider the individual stocks purchased by the fund to be undervalued, the value of the fund’s shares may decline, even if stock prices generally are rising.

Turnover Risk (AllianzGI NFJ Mid-Cap Value Fund). High levels of portfolio turnover increase transaction costs and taxes and may lower investment performance.

U.S. Government Agency Obligations. Government agency obligations have different levels of credit support and, therefore, different degrees of credit risk. Securities issued by agencies and instrumentalities of the U.S. government that are supported by the full faith and credit of the United States generally present a lesser degree of credit risk than securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the issuer’s right to borrow from the U.S. Treasury and securities issued by agencies and instrumentalities sponsored by the U.S. government that are supported only by the credit of the issuing agencies. Although the U.S. government has provided financial support to the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) in the past, there can be no assurance that it will support these or other government sponsored entities in the future.

Valuation. The sales price the portfolio could receive for any particular portfolio investment may differ from the portfolio’s valuation of the investment, particularly for securities that trade in thin or volatile markets, that are priced based upon valuations provided by third-party pricing services that use matrix or evaluated pricing systems, or that are valued using a fair value methodology.

Valuation Risk (Pioneer Emerging Markets Fund). The sales price the fund could receive for any particular portfolio investment may differ from the fund’s last valuation of the investment, particularly for illiquid securities and securities that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem fund shares on days when the fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the fund had not fair-valued the security or had used a different valuation methodology.

Value Investing. The prices of securities the sub-adviser believes are undervalued may not appreciate as anticipated or may go down. Value stocks as a group may be out of favor and underperform the overall equity market for a long period of time, for example, while the market favors “growth” stocks.

Value Style Investing (Templeton Foreign Fund). A value stock may not increase in price as anticipated by the investment manager if other investors fail to recognize the company’s value and bid up the price, the markets favor faster-growing companies, or the factors that the investment manager believes will increase the price of the security do not occur.

Value Style Risk (Pioneer Emerging Markets Fund). The prices of securities the adviser believes are undervalued may not appreciate as expected or may go down. Value stocks may fall out of favor with investors and underperform the overall equity market.

Warrants and Rights. Warrants and rights may be considered more speculative than certain other types of investments because they do not entitle a holder to the dividends or voting rights for the securities that may be purchased. They do not represent any rights in the assets of the issuing company, and cease to have value if not exercised prior to the expiration date.

Yield. The amount of income received by the portfolio will go up or down depending on day-to-day variations in short-term interest rates, and when interest rates are very low the portfolio’s expenses could absorb all or a significant portion of the portfolio’s income. If interest rates increase, the fund’s yield may not increase proportionately. For example, TAM or its affiliates may discontinue any temporary voluntary fee limitation or recoup amounts previously waived or reimbursed. In addition, the recent adoption of more stringent regulations governing the management of money market funds could have a negative effect on yields.

APPENDIX B

List of Advisers and Sub-Advisers for Existing Funds and Replacement Funds

	Existing Fund	Adviser	Sub-Adviser	Replacement Fund	Adviser	Sub-Adviser
1.	AllianzGI NFJ Mid-Cap Value Fund	Allianz Global Investors Fund Management LLC	NFJ Investment Group LLC	Transamerica JPMorgan Mid Cap Value VP	Transamerica Asset Management, Inc.	J.P. Morgan Investment Management Inc.

2.	American Century Equity Income Fund	American Century Investment Management, Inc.	N/A	Transamerica Barrow Hanley Dividend Focused VP	Transamerica Asset Management, Inc.	Barrow, Hanley, Mewhinney & Strauss, LLC

3.	American Century Ultra Fund	American Century Investment Management, Inc.	N/A	Transamerica Jennison Growth VP	Transamerica Asset Management, Inc.	Jennison Associates LLC

4.	Columbia Acorn USA	Columbia Wanger Asset Management, LLC	N/A	Transamerica T. Rowe Price Small Cap VP	Transamerica Asset Management, Inc.	T. Rowe Price Associates, Inc.

5.	Columbia Acorn International	Columbia Wanger Asset Management, LLC	N/A	Transamerica MFS International Equity VP	Transamerica Asset Management, Inc.	MFS® Investment Management

6.	Pioneer Emerging Markets Fund	Pioneer Investment Management, Inc.	N/A	Transamerica TS&W International Equity VP	Transamerica Asset Management, Inc.	Thompson, Siegel & Walmsley LLC

7.	Templeton Foreign Fund	Templeton Global Advisors Limited	N/A	Transamerica MFS International Equity VP	Transamerica Asset Management, Inc.	MFS® Investment Management

8.	Columbia Large Cap Growth Fund V	Columbia Management Investment Advisers, LLC	N/A	Transamerica WMC US Growth VP	Transamerica Asset Management, Inc.	Wellington Management Company, LLP

APPENDIX C

Advisory Fee Schedules for Existing Funds and Replacement Funds

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund		Replacement Fund

1.	AllianzGI NFJ Mid-Cap Value Fund	Transamerica JPMorgan Mid Cap Value VP	First $1 billion Next $1.5 billion Next $2.5 billion Next $2.5 billion Over $7.5 billion	0.95%[9] 0.875% 0.850% 0.825% 0.800%	First $100 million Over $100 million	0.88% 0.83%

2.	American Century Equity Income Fund[10]	Transamerica Barrow Hanley Dividend Focused VP	First $2.5 billion Next $2.5 billion Next $5 billion Next $5 billion Over $15 billion	1.00% 0.95% 0.90% 0.85% 0.80%	First $200 million Next $300 million Over $500 million	0.78% 0.68% 0.63%

3.	American Century Ultra Fund[11]	Transamerica Jennison Growth VP	First $4 billion Next $4 billion Next $4 billion Next $4 billion Next $4 billion Next $5 billion Over $25 billion	0.99% 0.97% 0.95% 0.93% 0.91% 0.89% 0.80%	First $250 million Next $250 million Next $500 million Over $1 billion	0.83% 0.78% 0.73% 0.63%

4.	Columbia Acorn USA	Transamerica T. Rowe Price Small Cap VP	First $200 million Next $300 million Next $1.5 billion Next $1 billion Over $3 billion	0.94% 0.89% 0.84% 0.80% 0.70%	0.78%

5.	Columbia Acorn International	Transamerica MFS International Equity VP	First $100 million Next $400 million Over $500 million	1.19% 0.94% 0.74%	First $250 million Next $250 million Next $500 million Over $1 billion	0.93% 0.905% 0.88% 0.83%

6.	Pioneer Emerging Markets Fund	Transamerica TS&W International Equity VP	First $1 billion Over $1 billion	1.10% 1.05%	First $500 million Next $500 million Next $1 billion Over $2 billion	0.77% 0.75% 0.72% 0.69%

[9]	The Fund pays for the advisory and administrative services it requires under what is essentially an all-in fee structure. While the Fund pays a fee under separate agreements for the advisory and administrative services it requires, these services are provided in a “suite of services” structure. Allianz Global Fund Management, as the investment manager and administrator, provides both the advisory and administrative services to the Funds. Although provided under separate agreements, together these services are essential to the daily operations of the Funds. As a result, the Management Fee shown in the Fund’s Annual Fund Operating Expenses table in its Prospectus and in this Application reflect the combination of an advisory fee and an administrative fee under these two agreements.
[10]	For the services it provides to the fund, the advisor receives a unified management fee based on a percentage of the daily net assets of each class of shares of the fund. The amount of the fee is calculated daily and paid monthly in arrears. The rate of the fee is determined by applying a formula that takes into account the assets of the fund as well as certain assets, if any, of other clients of the advisor outside the American Century Investments fund family (such as subadvised funds and separate accounts) that use very similar investment teams and strategies (strategy assets).
[11]	Id.

	Existing Fund	Replacement Fund	Advisory Fee Breakpoints
			Existing Fund		Replacement Fund

7.	Templeton Foreign Fund	Transamerica MFS International Equity VP	First $1 billion Next $4 billion Next $5 billion Next $5 billion Next $5 billion Next $5 billion Next $5 billion Next $5 billion Over $35 billion	0.705% 0.690% 0.675% 0.655% 0.635% 0.615% 0.605% 0.595% 0.585%	First $250 million Next $250 million Next $500 million Over $1 billion	0.93% 0.905% 0.88% 0.83%

8.	Columbia Large Cap Growth Fund V	Transamerica WMC US Growth VP	First $500 million Next $500 million Next $500 million Next $1.5 billion Next $3 billion Over $6 billion Over $12 billion	0.770% 0.72% 0.67% 0.62% 0.60% 0.58% 0.57%	First $150 million Next $500 million Next $500 million Next $850 million Next $1 billion Next $1 billion Over $4 billion	0.73% 0.70% 0.68% 0.655% 0.64% 0.63% 0.61%

APPENDIX D

Form of Insurance Company Notice

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

Notice dated          , 201

to the Prospectus dated          , 201      (as supplemented)

The [name] Insurance Company (the “Company”) has filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Company to remove certain variable investment options (“Existing Funds”) and substitute new variable investment options (“Replacement Funds”) as shown below. The Replacement Funds are portfolios of Transamerica Series Trust. To the extent that a Replacement Fund is not currently available as an investment option under your contract [policy name], such Replacement Fund will be added as an investment option on or before the effective date of the substitution (the “Effective Date”). Please retain this notice and keep it with the prospectus.

[To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.]

The Company believes that the proposed Substitutions are in the best interest of contract [policy name] holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the Substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed Substitutions will occur on or about ____.

The proposed Substitutions and respective advisers and/or sub-advisers for the above-listed Contracts/Policies are:

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
AllianzGI NFJ Mid-Cap Value Fund (Allianz Global Investors Fund Management LLC/NFJ Investment Group LLC)	Transamerica JPMorgan Mid Cap Value VP (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)
American Century Equity Income Fund (American Century Investment Management, Inc.)	Transamerica Barrow Hanley Dividend Focused VP (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)
American Century Ultra Fund (American Century Investment Management, Inc.)	Transamerica Jennison Growth VP (Transamerica Asset Management, Inc./Jennison Associates LLC)

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
Columbia Acorn USA (Cohen & Steers Capital Management, Inc.)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)
Columbia Acorn International (Cohen & Steers Capital Management, Inc.)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)
Pioneer Emerging Markets Fund (Pioneer Investment Management, Inc.)	Transamerica TS&W International Equity VP (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)
Templeton Foreign Fund (Templeton Global Advisors Limited)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)
Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund) (Columbia Management Investment Advisers, LLC)	Transamerica WMC US Growth VP (Transamerica Asset Management, Inc./Wellington Management Company, LLP)

Please note that:

•	No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

•	The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

•	You may transfer amounts in your Contract [policy name] among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract [policy name], subject to the Company’s restrictions on transfers to prevent or limit “market timing” activities by Contract owners or agents of Contract owners.

•	If you make one transfer from one of the above Existing Funds into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the Effective Date. In addition, if you make one transfer from an Existing Fund into a subaccount before the substitution or from a Replacement Fund within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Contract.

•	On the Effective Date, your account value [cash value] in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

•	There will be no tax consequences to you.

In connection with the Substitutions, we will send you a prospectus for Transamerica Series Trust, as well as notice of the Effective Date and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX E

Form of Notice of Substitution

[Name of Insurance Company]

[Name of Separate Account]

[Product Name(s)]

The proposed Substitutions of shares we notified you about on [date] have been completed. The Replacement Funds listed below have taken the place of the Prior Funds as variable investment options in your Contract [policy name] as shown below.

Prior Fund (Adviser/Sub-Adviser)	Replacement Fund (Adviser/Sub-Adviser)
AllianzGI NFJ Mid-Cap Value Fund (Allianz Global Investors Fund Management LLC/NFJ Investment Group LLC)	Transamerica JPMorgan Mid Cap Value VP (Transamerica Asset Management, Inc./J.P. Morgan Investment Management Inc.)

American Century Equity Income Fund (American Century Investment Management, Inc.)	Transamerica Barrow Hanley Dividend Focused VP (Transamerica Asset Management, Inc./Barrow, Hanley, Mewhinney & Strauss, LLC)

American Century Ultra Fund (American Century Investment Management, Inc.)	Transamerica Jennison Growth VP (Transamerica Asset Management, Inc./Jennison Associates LLC)

Columbia Acorn USA (Cohen & Steers Capital Management, Inc.)	Transamerica T. Rowe Price Small Cap VP (Transamerica Asset Management, Inc./T. Rowe Price Associates, Inc.)

Columbia Acorn International (Cohen & Steers Capital Management, Inc.)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)

Pioneer Emerging Markets Fund (Pioneer Investment Management, Inc.)	Transamerica TS&W International Equity VP (Transamerica Asset Management, Inc./Thompson, Siegel & Walmsley LLC)

Templeton Foreign Fund (Templeton Global Advisors Limited)	Transamerica MFS International Equity VP (Transamerica Asset Management, Inc./MFS® Investment Management)

Columbia Large Cap Growth Fund V (formerly known as Columbia Marsico Growth Fund) (Columbia Management Investment Advisers, LLC)	Transamerica WMC US Growth VP (Transamerica Asset Management, Inc./Wellington Management Company, LLP)

Your account value [cash value] in the variable investment option is the same as before the substitution. However, the number of units you received in the Replacement Fund may be different from the number of units in your Prior Fund, due to any difference in unit values.

The elections you had on file for the Prior Fund for the allocation of account value [cash value], premium payments and deductions have been redirected to the Replacement Fund. If you are in the Accumulation Phase (the Purchase Period) of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] without restrictions as usual, among one or more of the variable investment options and/or the fixed option without restrictions as usual, subject to the Company’s “market timing” restrictions. If you are in the Payout Period of your Contract [policy name], you may make one transfer of amounts in your Contract [policy name] among one or more of the variable investment options in the next 30 days subject to the Company’s “market timing” restrictions.

Please contact us at 1-800-             if you have any questions.

THIS NOTICE SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

APPENDIX F

Authorizations

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY

(FORMERLY, MERRILL LYNCH LIFE INSURANCE COMPANY)

Merrill Lynch Life Variable Annuity Separate Account D

Board of Directors Unanimous Written Consent to Corporate Action Without a Meeting

Consented to as of the 21st day of June, 2002.

FURTHER RESOLVED, that the President, any Vice President, or the General Counsel, and each of them, with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, be, and hereby is, severally authorized and directed to take all action necessary to: (a) register the Variable Account as a unit investment trust under the 1940 Act; (b) register the Contracts in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Contracts for sale and the operation of the Variable Account in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable federal laws, including the filing of any registration statements, any undertakings, no-action requests, consents, and any applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the officers of the Company shall deem necessary or appropriate.

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(FORMERLY, ML LIFE INSURANCE COMPANY OF NEW YORK)

ML of New York Variable Annuity Separate Account D

Board of Directors Unanimous Written Consent to Corporate Action Without a Meeting

Consented to as of the 23rd day of July, 2002.

FURTHER RESOLVED, that the President, any Vice President, or the General Counsel, and each of them, with full power to act without the others, with such assistance from the Company’s independent certified public accountants, legal counsel and independent consultants or others as they may require, be, and hereby is, severally authorized and directed to take all action necessary to: (a) register the Variable Account as a unit investment trust under the 1940 Act; (b) register the Contracts in such amounts, which may be an indefinite amount, as such officers of the Company shall from time to time deem appropriate under the Securities Act of 1933 (the “1933 Act”); and (c) take all other actions that are necessary in connection with the offering of the Contracts for sale and the operation of the Variable Account in order to comply with the 1940 Act, the Securities Exchange Act of 1934, the 1933 Act, and other applicable federal laws, including the filing of any registration statements, any undertakings, no-action requests, consents, and any applications for exemptions from the 1940 Act or other applicable federal laws, and any amendments to the foregoing as the officers of the Company shall deem necessary or appropriate.